COMPASS
GROUP

02015340

18 January 2002

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W
Washington, D.C. 20549
United States

By Air Mail

Ladies And Gentlemen

Re: Compass Group PLC (Exemption Number 82-5161) - Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

On behalf of Compass Group PLC, a public limited company incorporated under the laws of England and Wales, we herewith submit the following information to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the ***Exchange Act***).

I Press Releases

(i) Levy wins prestige US contract at home of Kentucky Derby (June 8, 2001).

(ii) Compass Group PLC – 10 year, £30 million contract at Charles De Gaulle Airport (June 14, 2001).

(iii) Compass Group PLC – Francis Mackay wins industry award (July 5, 2001).

(iv) Compass Group PLC – £20 million contract at Krista Science Tower, Sweden (July 9, 2001).

(v) Compass Group announces completion of the sale of Meridien Hotels (July 11, 2001).

(vi) Non-binding memorandum of understanding with SwissAir Group (July 12, 2001).

(vii) Compass Group PLC – notice of results (July 19, 2001).

(viii) Compass Group PLC acquires Vendepac for £84 million (July 23, 2001)

Compass Group PLC
Cowley House, Guildford Street, Chertsey, Surrey KT16 9BA.
Telephone 01932 573000 Facsimile 01932 569956
Registered number 4083914 Registered in England VAT number 466/4777/01

(ix) Compass Group PLC – appointment of Antoine Cau as CEO Western Europe Division (July 30, 2001).

(x) Compass Group PLC - Compass Group acquires US healthcare Crothall Services Group (August 7, 2001).

(xi) Compass Group PLC - Compass Group awarded £120 million contract at the Pentagon (August 13, 2001).

(xii) Compass Group PLC returns the Forte name to the Forte family (August 16, 2001).

(xiii) Compass Group PLC £9 million healthcare contract at Kingston Hospital and £4.3 million police contract (September 6, 2001).

(xiv) Compass Group PLC gains further Lloyds TSB sites in £24 million contract (September 25, 2001).

(xv) Compass Group PLC trading update Compass Group announces strong performance (October 5, 2001).

(xvi) Compass Group wins £150 million BBC contract with Land Securities Trillium (November 12, 2001).

(xvii) Compass Group and Levy Restaurants win 20-year contract with Speedway Motorsports, Inc (December 4, 2001).

(xviii) Compass Group PLC – preliminary unaudited results for the year ended 30 September 2001 (December 11, 2001).

(xix) Compass Group PLC - Compass to strengthen its presence in Japan with acquisitions of Seiyo Food Systems (December 11, 2001).

(xx) Compass Group confirms agreement to acquire Restorama and Rail Gourmet and the acquisition of parts of Gourmet Nova (December 24, 2001).

(xxi) ChevronTexaco and Compass announce largest agreement in catering industry history (January 13, 2002).

II DISCLOSURE OF NOTIFIABLE EVENTS AND OTHER COMMUNICATIONS FILED WITH THE UNITED KINGDOM LISTING AUTHORITY

(i) Schedule 10 – Notification that following disposals, Putnam Investment Management, LLC and The Putnam Advisory Company,

LLC hold less than 3% and no longer have a notifiable interest in the issued share capital of Compass Group PLC.

(ii) Schedule 11 – Notification of the purchase by Valerie Gooding (Non-executive Director of Compass Group PLC) of 1,288 shares in Compass Group PLC (June 12, 2001).

(iii) Schedule 10 – Notification that following disposals, The Capital Group Companies, Inc hold less than 3% and no longer have a notifiable interest in the issued share capital of Compass Group PLC (June 22, 2001).

(iv) Notification of grants under the terms of the Compass Group PLC Savings-Related Share Option Scheme to each of Francis Mackay (Executive Chairman) and Andrew Lynch (Finance Director) of options over 3,870 and 2,221 ordinary shares in Compass Group PLC respectively (July 6, 2001).

(v) Notification of grants under the terms of the Compass Group PLC Executive Share Option Plan to each of Michael Bailey (Chief Executive), Andrew Lynch (Finance Director) and Alain Dupuis (Executive Director) of options over 1,000,000, 350,000 and 250,000 ordinary shares in Compass Group PLC respectively (September 19, 2001).

(vi) Schedule 10 – Notification that following disposals, CGNU PLC holds less than 3% and no longer has a notifiable interest in the issued share capital of Compass Group PLC (November 28, 2001).

III Reports Filed with the United Kingdom Listing Authority

(i) Compass Group PLC - Audited Annual Report & Accounts for the financial year ended 30 September 2001 (10 January 2002).

IV Information filed at Companies House in the United Kingdom

(i) Companies Form No. 363a Annual Return of Compass Group PLC (September 29, 2001).

Please note that the information set forth in this letter and the information enclosed herewith are being furnished on behalf of Compass Group PLC under subparagraph (b)(1)(i) of Rule 12g3-2 with the understanding that (i) the information will not be deemed filed with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and (ii) neither this letter nor the furnishing of the information constitutes an admission for any purpose that Compass Group PLC is subject to the Exchange Act.

COMPASS
GROUP

If you have any questions or comments regarding the foregoing, please contact the undersigned on (+44) 01932 573159.

Yours sincerely

Andrew V Derham
Deputy Company Secretary

Enclosures

COMPASS
GROUP

I Press Releases

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COMPASS GROUP

Latest News

08 June 2001

LEVY WINS PRESTIGE US CONTRACT AT HOME OF KENTUCKY DERBY

Compass Group PLC is pleased to announce that its US sports and events specialists, Levy Restaurants, has been selected by Churchill Downs Incorporated ("CDI") to provide the historic racetrack in Louisville, Kentucky, with food service for all events, including the world famous Kentucky Derby.

Levy Restaurants will be feeding more than 1 million guests annually, in addition to the employees working at Churchill Downs racetrack. For 128 consecutive years, Churchill Downs racetrack has hosted the Derby, and the legendary race continues to attract crowds in excess of 150,000 people. It is often described as 'the greatest two minutes in sport'.

Commenting on the contract win, Michael J Bailey, Chief Executive, said: "We are delighted that Levy Restaurants has won this prestigious contract which strengthens our position as the leader in foodservice in the world-wide sports and events market."

Ends

Enquiries:
Hudson Sandler Tel: 020 7796 4133
Nick Lyon / Noémie de Andia

Notes
1. Compass Group is the World's largest foodservice company employing over 265,000 people in over 90 countries and with annual revenues in excess of £8.3bn. Its Sports and Events clients include Aintree racecourse, the Millenium Stadium in Wales and Stade de France in Paris. Further information on the Group can be found at www.compass-group.com

2. Chicago-based Levy Restaurants pioneered the concept of premium dining in "unexpected venues" in its own backyard in 1982 at locations such as Comiskey Park, Wrigley Field, Navy Pier and McCormick Place—the nation's largest convention center. Today, the innovative company stands as the leading market-share holder. From its base of award-winning restaurants, including Spiaggia and Bistro 110 in Chicago and Fulton's Crab House and Portobello Yacht Club at Walt Disney World Resort, the company has grown to more than 53 sports and entertainment units in convention facilities, stadiums and

arenas for all major sports leagues, and music/performance venues in 21 markets across the country. For information on Levy Restaurants, contact Maggie Dunn at 312.335.5148 or visit the company Web site at www.levyrestaurants.com.

3. Churchill Downs Incorporated – headquartered in Louisville, Kentucky. – is one of the world's leading horse racing companies. Its flagship operation, Churchill Downs, is home of the Kentucky Derby and hosted the race's 128th running on May 4, 2002. The Company owns additional racetracks in Kentucky, Illinois, California and Florida and has interests in a pari-mutual operation in Indiana as well as various racing services companies. The racetrack is also an unprecedented five-time host of the Breeders' Cup Championship, most recently in November 2000. CDI trades on the Nasdaq National Market under the symbol CHDN and can be found on the Internet at www.churchilldownsincorporated.com.

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COMPASS GROUP

Latest News

14 June 2001

COMPASS GROUP PLC 10 YEAR, £30 MILLION CONTRACT AT CHARLES DE GAULLE AIRPORT

Compass Group PLC is pleased to announce that its airport restaurants and concessions subsidiary, Select Service Partner (SSP), has been awarded a £30 million, 10 year contract for all food and beverage outlets at Paris-Charles-de-Gaulle T9, the terminal which specialises in "charter" traffic. SSP will open four units including Caffè Ritazza as well as a number of French brands.

Compass Group PLC now manages over 80% of all food and beverage outlets at Charles de Gaulle airport. This new contract win follows the extension of a 10 year contract for Terminal 2 announced in July 2000 and the award of a 10 year contract for Terminal 1 in 1998.

T9 serviced over two million passengers in 2000 and it is anticipated that passenger traffic will increase by 30% in the coming years.

Commenting on the contract win, Michael J Bailey, Chief Executive, said: "This prestigious contract win by SSP will strengthen our position as the leader in foodservice in the airport market and reinforces our strong relationship with Aéroports de Paris."

Ends

Enquiries:
Hudson Sandler Tel: 020 7796 4133
Nick Lyon / Wendy Baker

Notes to Editors

1. Compass Group is the World's largest foodservice company employing over 265,000 people in over 90 countries and with annual revenues in excess of £8.3bn. Compass Group provides catering for clients including major employers, educational establishments, hospitals, leisure venues, retail locations and at major airports and stations throughout USA, Europe, Scandinavia and developing markets in Asia and South America. It operates through sector-specific subsidiaries such as Eurest, the world's largest specialist in providing foodservice to business and industry client. Further information on the Group can be found at www.compass-group.com

2. SSP is the leading global operator of airport restaurants. It operates in 20 countries with concessions at over 70 airports, including Heathrow, Hong Kong, Copenhagen, Paris, Manchester, Toronto and Sydney. For further information visit www.ssp-global.com

3. Compass Group PLC is delighted to announce the appointment of Chris Maguire as head of Select Service Partner - France. Chris has over 26 years experience of managing and developing Catering operations on Rail Stations, Airports and Shopping Centres. Most recently the Senior Vice President for Select Service Partner, Chris joined the Group on its acquisition of Travellers Fare in 1992 having been a Senior member of the Management Team that acquired Travellers Fare from British Rail.

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COMPASS GROUP

Latest News

05 July 2001

COMPASS GROUP PLC FRANCIS MACKAY WINS INDUSTRY AWARD

Compass Group PLC is delighted to announce that its Chairman, Francis Mackay, received a prestigious industry award at the 18th Annual Caterer & Hotelkeeper Awards, or Cateys as they are known in the industry.

Francis Mackay has been presented with the 2001 American Express Establishment Services Special Award for his significant contribution to the catering and hospitality industry and as an individual who has changed the face of contract catering in the UK.

Commenting on the award, Forbes Mutch, Editor of Caterer & Hotelkeeper said: "Over the past 10 years Compass Group, led by Francis Mackay, has helped to drag the contract catering sector out of the institutional canteen culture of old and into the 21st century. The Group's success has not only benefited Compass Group but it also helped to raise the status of the contract catering sector as a whole, given it respectability, and acknowledged its professionalism. Mackay, himself, was recognised by the judges as a strong and visible leader, combining humour and enthusiasm with a clear vision for the company."

For further information, please contact:

Wendy Baker / Noemie de Andia, Hudson Sandler Tel: 020 7796 4133

Notes to Editors:

Since he become chief executive of Compass Group in 1991, Francis Mackay has managed the Group's growth, organically and by acquisition, from a UK business with sales of £250m to a world leader with sales of £8bn in more than 90 countries. The number of its employees has grown from 20,000 to 265,000.

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COMPASS
GROUP

Latest News

09 July 2001

COMPASS GROUP PLC £20 MILLION CONTRACT AT KISTA SCIENCE TOWER, SWEDEN

Compass Group PLC is pleased to announce that its subsidiary, Select Service Partner (SSP), has been awarded the contract to provide foodservices at Kista Science Tower, Stockholm's tallest office tower which will be a landmark and centre of one of the world's most vibrant science parks.

This contract will initially run for a period of 6½ years with an option to extend it for a further 3 year period. The estimated turnover for the initial contract period is close to £20 million. The contract will commence when the first companies move into the tower in November 2002.

As part of the contract, SSP will operate two restaurants, several bars and vending machines and its own in-house concept, Coffy's coffee shop. It will also provide all foodservices at the 'state of the art' conference centre.

Commenting on the contract win, Michael J Bailey, Chief Executive, said: "This is a prestigious contract for SSP at Stockholm's tallest tower. This is one of a number of contracts that Compass Group has won to provide high quality foodservices in high profile towers throughout the world including Tower 42 in London and Main Tower in Frankfurt."

Ends

Enquiries:
Wendy Baker, Hudson Sandler Tel: 020 7796 4133

Notes to Editors

1. Compass Group is the World's largest foodservice company employing over 265,000 people in over 90 countries and with annual revenues in excess of £8.3bn. Compass Group provides catering for clients including major employers, educational establishments, hospitals, leisure venues, retail locations and at major airports and stations throughout USA, Europe, Scandinavia and developing markets in Asia and South America. It operates through sector-specific subsidiaries such as Eurest, the world's largest specialist in providing foodservice to business and industry client. Further information on the Group can be found at www.compass-group.com

2. SSP is the leading global operator of airport restaurants. It operates in 20 countries with concessions at over 70 airports, including Heathrow, Hong Kong, Stockholm, Copenhagen, Paris, Manchester, Toronto and Sydney. For further information visit www.ssp-global.com

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COMPASS GROUP

Latest News

11 July 2001

Compass Group announces completion of the sale of Meridien Hotels

Compass Group confirms the successful completion of the sale of Meridien Hotels to Grand Hotels (M) Acquisition Company I Limited, a company formed by Nomura International plc's Principal Finance Group.

Ends

For further information please contact

Wendy Baker, Hudson Sandler Tel: 020 7796 4133

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COMPASS GROUP

Latest News

12 July 2001

NON-BINDING MEMORANDUM OF UNDERSTANDING WITH SWISSAIR GROUP

Compass Group today confirms that it has signed a non-binding memorandum of understanding with Swissair Group which would represent an exchange of assets enabling Compass Group to acquire Restorama, Rail Gourmet and Gourmet Nova, and to dispose of its in flight business, Eurest In-flight.

Eurest In-flight has a strong presence in the charter airline catering market with particular focus on Spain and Greece.

Restorama provides foodservice for clients (mainly in the business and industry sector) in Switzerland, Germany, Austria and Asia. Rail Gourmet is a leading provider of quality on-board foodservice to customers travelling by rail in Europe – with operations in Spain, Switzerland, UK, Belgium and Scandinavia. Gourmet Nova is an airport restaurant and rail station foodservice company with activities including business in the UK & Finland.

Michael J Bailey, Chief Executive, Compass Group, said: "This agreement has enormous strategic logic for both groups and is therefore very attractive. Eurest In-flight has grown successfully working for charter clients and is a key niche player in the in flight market. Its future growth would benefit from the extensive Gate Gourmet network.

"Compass Group has a strong presence in providing foodservice for customers on the move through airport restaurants and at rail stations. Restorama and Gourmet Nova are both companies with strong reputations in their target markets and would also be an excellent strategic fit for the Group, meeting our criteria for in-fill acquisitions. Rail Gourmet would be an important extension of our portfolio with its position in the on-board sector and would be an excellent addition to Compass Group's position in the European Rail Business.

"We believe that this agreement enables us to better meet the needs of our clients and customers and deliver value to our shareholders. We also look forward to welcoming the employees of Rail Gourmet, Restorama and Gourmet Nova to the world's leading foodservice organisation."

Mario Corti, Chairman, President and CEO of Swissair Group said,

"The planned transaction is a further step in our strategy to strengthen the Swissair Group's core businesses. This transaction at a stroke enhances Gate Gourmet' position in Europe while providing us with an excellent opportunity to expand our business further. Eurest In-flight has grown successfully focusing in their key markets and its future growth will benefit from the extensive Gate Gourmet network."

The parties will make a further announcement in due course.

Enquiries:

Cathi Lawrence, Corporate Communications Director, Compass Group PLC Tel: 01932 573000

Wendy Baker, Hudson Sandler Tel: 020 7796 4133

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COMPASS GROUP

Latest News

19 July 2001

Compass Group PLC : Notice of Results

Compass Group PLC – Corporate Calendar 2002
Compass Group PLC announces the key dates for the corporate calendar for 2002:

AGM - Friday 15 February 2002

Interim Results - Tuesday 21 May 2002

Final Results - Tuesday 10 December 2002

Ends

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COMPASS GROUP

Latest News

23 July 2001

COMPASS GROUP PLC ACQUIRES VENDEPAC FOR £84 MILLION

Compass Group PLC is delighted to announce the acquisition of Vendepac, the UK's largest vending business, from TM Group Holdings plc for a total cash consideration of £84 million, to be paid on completion. Subject to performance considerations a further maximum of £3 million may be payable.

The acquisition of Vendepac fills an important gap in Compass Group's vending capability and joins sister companies Canteen Vending and Selecta – the largest vending companies in North America and Europe respectively.

Vendepac, with annual revenues of £58m, is the UK market leader with a 9% market share, operating over 28,000 food and beverage vending machines. Worldwide the foodservice market is estimated to be worth £200 billion per annum, with vending predominantly centred in North America, Japan and Europe.

Michael J Bailey, Chief Executive of Compass Group said: "This is a strategically important move for Compass Group. Our experience shows that our ability to offer clients in North America an integrated foodservice and vending offer has been a significant factor in our business growth there. Vendepac builds our vending capability in Europe, as already established with Selecta, and we are delighted to welcome the management and staff to Compass Group."

Ends

Enquiries:

Andrew Lynch, Compass Group
Tel: 01932 573 000

Nick Lyon/Wendy Baker, Hudson Sandler
Tel: 020 7796 4133

Notes to Editors

1.
Compass Group is the world's largest foodservice company employing over 265,000 people in over 90 countries and with annual

revenues in excess of £8.3bn. Compass Group provides catering for clients including major employers, educational establishments, hospitals, leisure venues, retail locations and at major airports and stations throughout USA, Europe, and developing markets in Asia and South America. It operates through sector-specific subsidiaries such as Eurest, the world's largest specialist in providing foodservice to business and industry clients. Further information on the Group can be found at www.compass-group.com

2.
Vendepac is the UK's largest vending company with over 40 years experience of providing vending services to public and private organisations across the UK. For further information visit www.vendepac.co.uk

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Latest News

30 July 2001

COMPASS GROUP PLC APPOINTMENT OF ANTOINE CAU AS CEO WESTERN EUROPE DIVISION

Compass Group PLC is please to announce the appointment of Antoine Cau as Chief Executive Officer of Compass Group Western European Division, reporting to Michael J Bailey.

Prior to his appointment Antoine Cau was Chief Executive of Forte Hotel Group. He joined Compass Group during its merger and subsequent demerger from Granada in February 2001. Before joining Forte in 1998, he was President of Hertz International and Vice President of Hertz Corporation.

Antoine Cau has extensive experience of managing international service businesses and his accomplishments during this period have won him the French award, Knight of the National Order of Merit.

Antoine Cau, aged 53 is married, a French national and resides in London. He holds a business degree and a Master's degree from Grenoble University. He speaks four languages fluently: French, English, Spanish and Italian.

Commenting on the appointment, Michael J Bailey, Chief Executive, Compass Group PLC, said: "I am delighted that Antoine has accepted this role which will be key in building our businesses in the Group and particularly in the division which includes the French and Italian markets. The Board believes that his extensive business experience, his focus on quality and customer service and his achievements in building strong international brands will be a tremendous asset to the Group in its future growth plans. "

Ends

Enquiries:

Cathi Lawrence, Corporate Communications Director, Compass Group PLC
Tel: 01932 573000

Wendy Baker, Hudson Sandler
Tel: 020 7796 4133

Notes to Editors

1\.
Compass Group is the world's largest foodservice company employing over 265,000 people in over 90 countries and with annual revenues in excess of £8.3bn. Compass Group provides catering for clients including major employers, educational establishments, hospitals, leisure venues, retail locations and at major airports and stations throughout USA, Europe, and developing markets in Asia and South America. It operates through sector-specific subsidiaries such as Eurest, the world's largest specialist in providing foodservice to business and industry clients. Further information on the Group can be found at www.compass-group.com

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COMPASS GROUP

Latest News

07 August 2001

COMPASS GROUP PLC
COMPASS GROUP ACQUIRES US HEALTHCARE CROTHALL SERVICES GROUP

Compass Group PLC is pleased to announce the acquisition of Crothall Services Group, the US healthcare services management company, specialising in housekeeping, portering and laundry services. The total consideration is $170m, payable in cash on completion, which is anticipated at the end of August.

Michael J Bailey, Chief Executive of Compass Group PLC said, "Crothall is an excellent example of the 'best in class' company that Compass Group looks to bring into our organisation. The US healthcare market is a significant growth opportunity for our Group. We see Crothall as an important addition to our business as it will support Morrison in building and strengthening our presence in the healthcare market, which is almost unique in increasingly requesting a 'one stop' service combining foodservice with certain other facilities management services. Crothall will continue as a separate brand and management team to provide housekeeping, laundry, portering and related services for our healthcare clients where they are required. "

Crothall Services Group serves more than 250 hospitals across the US and Canada, employs 8,500 people, and has managed volume in excess of $500 million. They have been the fastest growing company in their industry, securing a market leadership position with over 9% market share.

Crothall Services Group founder and CEO, Graeme Crothall said, "We are proud to be joining Compass Group. We have for many years worked closely with Morrison Management and are delighted to build on that relationship through being part of Compass Group. The Group has an organisational philosophy of allowing companies to continue to continue to focus on their own brands and specialities. Crothall will be the Group's facilities management brand for US healthcare, working closely with Morrison in building the Group presence in the sector."

No operational employee layoffs are planned as a result of this acquisition. Crothall will retain its name and corporate headquarters in Wayne, Pennsylvania, and Graeme Crothall will remain as CEO.

Glenn Davenport, CEO of Morrison, said, added, "Graeme Crothall and I both believe, as does Compass Group, that specialisation adds

value for our clients. Crothall's addition to the Group will allow this division to grow and provide a service tailored to those healthcare clients who require organisations that deliver the highest standards for foodservice and facilities management."

Ends

Enquiries:

Andrew Lynch, Group Finance Director,
Compass Group PLC
Tel: 01932 573000

Nick Lyon/Wendy Baker, Hudson Sandler
Tel: 020 7796 4133

Notes to Editors:

1.
Compass Group is the world's largest foodservice company employing over 265,000 people in over 90 countries and with annual revenues in excess of £8.3bn. Compass Group provides catering for clients including major employers, educational establishments, hospitals, leisure venues, retail locations and at major airports and stations throughout USA, Europe, and developing markets in Asia and South America. It operates through sector-specific subsidiaries such as Eurest, the world's largest specialist in providing foodservice to business and industry clients. Further information on the Group can be found at www.compass-group.com

2.
Morrison Management Specialists is the only national US company focused exclusively on providing food, nutrition and dining services to the healthcare and senior living markets. Morrison operates through Morrison Healthcare Food Services and Morrison Senior Dining, and serves several of the largest and most prominent integrated healthcare systems, hospitals and senior living communities in the United States. Morrison joined Compass Group in April 2001.

3.
Founded in 1991, Crothall Healthcare, Inc., is based in Wayne, PA and specialises in non-medical support services such as housekeeping, engineering and maintenance, construction project management, energy asset management and laundry/linen services for focused in particular on services for healthcare.

4.
Market data: The US healthcare foodservice market is over $16bn in annual revenues (source: Technomics). In addition, the healthcare facilities management market is estimated at a further $16bn of which over 30% is outsourced.

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COMPASS GROUP

Latest News

13 August 2001

COMPASS GROUP PLC
COMPASS GROUP AWARDED £120 MILLION CONTRACT AT THE PENTAGON

Eurest Support Services, the defence, offshore and remote site subsidiary of Compass Group, has been awarded a 17 year contract with the Navy Exchange Service Command (NEXCOM) to provide foodservice at the Pentagon in Washington, DC from Autumn 2001. Total anticipated sales for the period of the contract are over £120 million ($170 million).

The contract will provide foodservice throughout the Pentagon and will provide foodservice for 26,000 personnel. Research with Navy customers has shown that people want name brand fast foods. Eurest will therefore offer food courts supplemented with national brands such as Au Bon Pain, Manchu Wok and Sbarro's. In addition Eurest will provide catered services for special occasions and events.

In January 2000, Eurest Support Services was awarded a £70 million ($120 million) 10-year contract with NEXCOM to operate food courts and provide catering for over 270,000 personnel, initially at six major bases in the United States and two in Italy. The contract has now grown significantly and Eurest operates at 22 bases for NEXCOM.

Commenting on this contract win, Gary Green, Chief Executive of Compass Group's North American Division, said: "We are delighted to once again be working with NEXCOM and look forward to providing a high quality offer to all of the customers in the Pentagon. We believe that this high profile contract win is a further testament to our ability to provide a wide range of foodservice.

"We continue to see fantastic opportunities to grow our business in North America. We are delighted to add this prestigious client to our portfolio and look forward to working with NEXCOM to deliver outstanding service to our new customers."

Ends

Enquiries:

Cathi Lawrence, Corporate Communications Director,
Compass Group PLC
Tel: 01932 573000

Nick Lyon / Wendy Baker,
Hudson Sandler
Tel: 020 7796 4133

Notes to Editors

1.
Compass Group is the world's largest foodservice company employing over 265,000 people in over 90 countries and with annual revenues in excess of £8.3bn. Compass Group provides catering for clients including major employers, educational establishments, hospitals, leisure venues, retail locations and at major airports and stations throughout USA, Europe, and developing markets in Asia and South America. It operates through sector-specific subsidiaries such as Eurest, the world's largest specialist in providing foodservice to business and industry clients. Further information on the Group can be found at www.compass-group.com

2.
Eurest Support Services, a subsidiary of Compass Group, is the international market leader in the offshore, remote site and defence markets.

3.
The Pentagon is the World's largest federal office building and houses the US Department of Defense. The Pentagon is located in Washington, DC.

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COMPASS GROUP

Latest News

16 August 2001

COMPASS GROUP PLC RETURNS THE FORTE NAME TO THE FORTE FAMILY

Compass Group PLC is delighted to announce that it has returned the Forte business name to the Forte family. At a presentation today at the family home, Lord Forte, Sir Rocco and other members of their family formally accepted a presentation made on behalf of Compass Group by Chairman Francis Mackay and Chief Executive Michael J Bailey.

Francis Mackay, Chairman, Compass Group PLC said: "It gives Compass Group great pleasure to return the name to the Forte family. We feel that following the successful sale of the Forte hotel portfolio by Compass Group it is appropriate that the family name is returned. Mike and I are delighted to have been able to make this happen."

Lord Forte said: "I am very moved that Compass Group wanted to return our family name to me as a gesture of goodwill. We hold Compass Group in very high regard and I'm delighted to accept this gift."

Michael J Bailey, Chief Executive of Compass Group said: "Final details are still being arranged but this will include all trade mark registrations, together with domain names for use on the Internet, subject to the continuation of all agreed licences and pre-existing arrangements. We are delighted to continue to play our part in ensuring that the family is once again able to take on responsibility for the use of their name."

Sir Rocco Forte, Chairman and Chief Executive of RF Hotels, said: "This gesture means a lot to my family as people will not be able to use our name to promote businesses in which we are not involved. Compass is a good home for Little Chef and Travelodge and I am very grateful to them for giving this gift to my family."

Ends

Enquiries:
Michael J. Bailey, Chief Executive, Compass Group PLC
Tel: 01932 573000
Nick Lyon, Hudson Sandler
Tel: 020 7796 4133
Sir Rocco Forte, Chairman and Chief Executive, RF Hotels Ltd.

Richard Power, Commercial Director, RF Hotels Ltd.
Tel: 020 7321 2626

Note to Editors:
The return of the Forte name to the Forte family has been made as a gift by Compass Group.

There will be a transitional period during which time certain hotels using the Forte name can continue using the Forte name. Different arrangements exist with each of the brand owners as to the period before which the use of the name is to be discontinued.

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COMPASS GROUP

Latest News

06 September 2001

COMPASS GROUP PLC £9 MILLION HEALTHCARE CONTRACT AT KINGSTON HOSPITAL AND £4.3 MILLION POLICE CONTRACT

Compass Group is delighted to announce that Medirest, its healthcare foodservice subsidiary, has won a three-year, £9 million total turnover contract to provide catering, domestic and support services at Kingston Hospital NHS Trust in Surrey.

Under the terms of the award Medirest will cater for over 500 patients, staff and visitors at the hospital and provide portering, security, reception, cleaning and housekeeping services.

Compass Group also confirms today that its subsidiary Eurest has been awarded a seven-year, £4.3 million total turnover contract to provide catering services to the Hertfordshire Constabulary. This will include some emergency feeding for the Constabulary which is made up of more than 1,700 police officers, 940 civilian staff and 300 special constables.

Don Davenport, Chief Executive of Compass Group's UK & Ireland Division said, "These two wins, together worth over £13 million, *confirm the benefits of offering clients a focused, specialised service* in sectors which require flexible and innovative catering services."

ENDS

Enquiries:

Nick Lyon / Wendy Baker, Hudson Sandler Tel: 020 7796 4133

Notes to Editors

1. Compass Group is the world's largest foodservice company employing over 265,000 people in over 90 countries and with annual revenues in excess of £8.3bn. Compass Group provides catering for clients including major employers, educational establishments, hospitals, leisure venues, retail locations and at major airports and stations throughout USA, Europe, and developing markets in Asia and South America. It operates through sector-specific subsidiaries such as Eurest, the world's largest specialist in providing foodservice to business and industry clients. Further information on the Group can be found at www.compass-group.com

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02-5161



COMPASS
GROUP

Latest News

25 September 2001

COMPASS GROUP PLC GAINS FURTHER LLOYDS TSB SITES IN £24 MILLION CONTRACT

Compass Group's business and industry subsidiary, Eurest, has strengthened its working relationship with Lloyds TSB by extending its provision of staff catering and hospitality from 23 locations to 36 sites in the UK. This major new three year contract is worth nearly £24 million in total turnover. The contract extends the relationship between the bank and Compass Group which started ten years ago. It involves Eurest managing significant new business, including the Lloyds TSB sites at Bridgend, Newport, Glasgow, Manchester, Andover and Chatham.

In addition, a major part of the new business won by Eurest will involve providing food services at Lloyds TSB company Scottish Widows, across three sites in Edinburgh, including the Company's headquarters building.

Commenting on this new agreement, Mike Goodman, head of facilities management at Lloyds TSB said, "Through our ten year relationship, Eurest has developed a broad understanding of the working environment in the financial services sector. We wanted a foodservice organisation who could continue to take our catering services forward and with their track record, Eurest was the natural choice."

Michael J. Bailey, Chief Executive, Compass Group PLC said, "This is a significant win for Eurest as it is an example of the success of the merger with Sutcliffe, who previously managed the contract. We are delighted at this vote of confidence from Lloyds TSB and look forward to providing the highest standards of foodservice across the Group's 22,000 employees."

Enquiries

Cathi Lawrence
Corporate Communications Director
Compass Group PLC
Telephone: 01932 573 000

Nick Lyon/Wendy Baker
Hudson Sandler Ltd.
Telephone: 020 7796 4133

Notes to Editors

1.
Compass Group is the world's largest foodservice company employing over 265,000 people in over 90 countries and with annual revenues in excess of £8.3bn. Compass Group provides catering for clients including major employers, educational establishments, hospitals, leisure venues, retail locations and at major airports and stations throughout USA, Europe, and developing markets in Asia and South America. It operates through sector-specific subsidiaries such as Eurest, the world's largest specialist in providing foodservice to business and industry clients. Further information on the Group can be found at www.compass-group.com

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COMPASS GROUP

Latest News

05 October 2001

COMPASS GROUP TRADING UPDATE COMPASS GROUP ANNOUNCES STRONG PERFORMANCE

Compass Group will issue its preliminary results on 11 December 2001 for the year to 30 September 2001. Prior to its close period, the Company today issues the following trading update.

Compass Group is the world's largest foodservice company with proforma annual revenues in excess of £9bn, employing more than 270,000 people worldwide in over 90 countries. The Group's strategy continues to be one of achieving strong growth in the £200bn foodservice market through the development of its sector-focused businesses and the use of its unique portfolio of foodservice brands, growing both organically and through strategic infill acquisitions.

The Group's three geographic regions of the UK, Continental Europe & the Rest of the World, and North America have continued to grow their like for like sales in the second half of the year. Full year like for like sales growth for the UK division is expected to be 6%. This growth rate has been achieved despite the impact of the foot and mouth outbreak and the rail disruption earlier in the year which are estimated to have held back sales growth by 1%. Like for like sales in Continental Europe & Rest of the World and in North America have been particularly strong, maintaining the 9% and 8% growth rates respectively achieved in the first half.

In the second half, business retention rates in the group continue in line with the 95% rate achieved for the last financial year.

Profits before tax for the full year remain in line with management's expectations apart from a small reduction as a result of the tragic events of 11 September 2001 detailed below. The results have benefited from like for like sales and margin growth.

Impact of Events of 11 September 2001

The Company was relieved to confirm that all of its employees working in Lower Manhattan and Washington were safe following the tragic events on 11 September 2001. During September Compass Group companies have supported the rescue and recovery operation in New York. Canteen Vending partnered with Coke and Pepsi to provide trucks to take sodas to hospitals and blood banks. Associates worked with Mayor Rudolph Giuliani's office to provide meals to rescue workers and Compass Group companies co-ordinated

the provision of meals and snacks, for the 26th St Armoury Crisis Center. A total of over 120,000 meals have been provided in support of this humanitarian effort.

In New York seven sites operated by the Group were destroyed, two of these will re-open early in 2002, with a further fourteen temporarily closed. No Compass Group accounts are in the affected area in Washington. Compass Group announced in August 2001 the award of the foodservice contract at The Pentagon. This contract is not yet operational.

Compass Group anticipates that costs associated with disruption to trading, primarily in New York, but also with other specific related consequences such as the postponement of the Ryder Cup, and the costs of the humanitarian support, will have a profit before interest and tax impact of some £5m in the 2001 financial year.

The Group believes it is not yet possible to properly assess the impact of the tragic events of 11 September 2001 on the economies within which Compass Group operates and any subsequent actions or implications of that day on the results for 2002 and beyond. The Group is, however, well positioned to withstand any economic downturns that may result, having a well spread business by geography, client and sector. The markets in which Compass Group operate offer significant growth potential as the trends to outsourcing and the further consolidation of the industry continue. Compass Group is in a very strong position to take advantage of these trends given its market leading position and strong balance sheet.

The table below provides further detail of the sector and geographic spread of the Group's business. It illustrates significant business in fast growing, non-cyclical sectors and relatively little exposure to the North American concession market.

2001 Proforma Sales: Sector Analysis

	Total Group %	**North America %**
B&I	37	10
Defence/Remote/Off-shore	5	1
Vending	11	6
Healthcare	12	7
Education	9	6
Roadside	11	0
Concessions:		
* Inflight	1	0
* Airport Restaurants	3	0
* Railways	3	0
* Retail & Leisure	5	3
* Sports & Events	3	2
Total	**100**	**35**

Note: North America proforma sales as a percentage of total Group sales

New Business Growth

New business gains in each of the divisions continue to be strong – major new contracts recently signed include:
UK & Ireland

The announcement today that Eurest has gained the contract to provide foodservices for the Inland Revenue at 20 sites in the UK. The contract is worth £17m over 5 years. Recent contract gains include:
Lloyds TSB:
a £24m three year contract for an additional thirteen sites; Kingston Hospital NHS Trust a £9m three year contract; Hertfordshire Constabulary: a £4.3m seven year contract These new contract awards build upon major new gains announced in the year including Sainsbury's (£40m) and Royal Bank of Scotland (£28m)
North America Compass Group recently announced the appointment of Eurest to provide Motorola's foodservice in North America. Under the agreement Eurest will manage foodservice operations at 37 Motorola sites in North America and Mexico serving 67,000 meals daily. Motorola's sites in North America were previously self operated. This is in addition to the existing contracts to provide foodservice for Motorola in Europe, China, Argentina and Australia. In addition the Company today announces that Chartwells has been awarded the £4.6m foodservice contract for the Loop and Lincoln Park campuses of DePaul University in Chicago for three years. Brands on site will include Ritazza, Au Bon Pain and Krispy Kreme outlets.
Continental Europe & the Rest of the World Denmark: in July 2001, Medirest gained a £6.7m contract with Frederiksborg County the largest ever awarded in Denmark. Australia: the Group is delighted to announce that it has been awarded the £11.8m, three year contract to operate facilities at the accommodation village for the Kellogg Joint Venture workforce at the North West Shelf Project in Karratha, Western Australia.

UK Roadside

The UK Roadside business continues to perform strongly and growth in the second half has continued to be in line with that for the rest of the division with both the MSA business and Little Chef growing well. The Group sees a significant opportunity to improve the customer experience at MSA sites in the UK with its strategy of improving facilities, and bringing in new foodservice options. Following the launch in May 2001, all of the UK Motorway Services sites were rebranded under the Moto name by the end of July. Customer research conducted at the end of August revealed significant improvements in customer perceptions of the sites and prompted brand awareness is already at 41%, with 67% of customers rating their experience positively. The continued introduction of the Compass Group brands, Upper Crust and Ritazza, has been well received and there are now a total of 160 outlets across the motorway estate. The Stopgap brand is now being introduced to Moto sites and the first store will open at Toddington South in the middle of this month. Travelodge has continued its strong growth in

the second half with a total of 574 new rooms opened during the past six months and continued increases in REVPAR.

UK: Integration and Synergies

Retention rates in the combined UK business have continued to be strong in the second half of the year. Purchasing synergies as a result of the merger continue to be achieved through price harmonisation and discounts for bulk purchasing with savings in line with the £20m projected at the half year. Purchasing best practice, as established in the UK, is being extended across the Group which is anticipated to continue to drive margin gains across the North American and Continental Europe & ROW Divisions.

Transactions: Infill Acquisitions & Disposals

Following the announcement by the Group in October 2000 of the proposed sale of the Forte Hotels division, the sale process for the major brands was concluded in May 2001 with the announcement of the sale of Le Meridien. To date the Group has already received, in cash, some £3bn of the gross proceeds of the sale. Compass Group has indicated its intention to reinvest the proceeds from these disposals into its core foodservice market. During the year the Group has made a number of strategic acquisitions for a total consideration of £1.4bn paid in cash. Key strategic infill acquisitions included Morrison and Selecta, completed on 6 April 2001 and 30 May 2001 respectively. In the second half further acquisitions included: Vendepac Vendepac is the UK market leader in vending, with a 9% share of the market, derived from 20,000 food and beverage machines. This acquisition fills an important gap in Compass Group's vending capability and joins sister companies Canteen Vending and Selecta, the largest vending companies in North America and Europe respectively. Crothall Crothall Services Group is a US healthcare services company specialising in housekeeping, portering and laundry services. The US healthcare market is almost unique in increasingly requesting a 'one-stop' service combining foodservice with other facilities management services. This acquisition, along with that of Morrison, will help build the Group's strength and presence in this strategically important market.

Financial Position

Compass Group has a strong balance sheet and will continue to seek opportunities to deliver shareholder value through investment in the foodservice market. The opening net debt position for the year was £3.7bn and during the year significant cash flows include some £3bn received from the sale of Forte Hotels and some £1.4bn of expenditure on acquisitions.

Outlook

The Group remains committed to branding, international expansion and market segmentation in foodservice, with a focus on organic growth, margin improvement and return on capital employed. The characteristics of the marketplace in which the Group operates and its balanced portfolio of business across the world and across different sectors indicates its recession resilient nature. The management look forward with confidence to the future growth of

the business. The company is well-placed to respond to recessionary pressures through its purchasing power, flexibility in cost structure and proactive approach to protecting its margin. Francis Mackay, Chairman, said "Foodservice offers significant growth opportunities only 30% of the £200bn marketplace in which we operate is contracted out. As organisations look to improve their cost-effectiveness so we can offer them an effective route to maintain or improve their quality of service whilst often significantly reducing costs. " Michael J Bailey, Chief Executive, commented "I am delighted with the hard work and commitment shown by all of our staff during the year – and particularly those working in North America during the last month. We expect to demonstrate continued strong performance this year and believe we are well-placed for future growth."

Teleconference

An investors teleconference including a Webcast of the presentation slides will start at 9.00am (BST) on Friday 5 October 2001.

To participate in the teleconference call dial: +44 (0) 20 8240 8240 or +44 (0) 20 8240 8241

To access the web presentation: http://www.compass-group.com/investor-relations.cfm

Enquiries:

Compass Group PLC
Telephone: 01932 573000
Michael J Bailey, Chief Executive
Andrew Lynch, Finance Director

Hudson Sandler
Telephone: 020 7796 4133
Nick Lyon / Wendy Baker
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COMPASS GROUP

Latest News

12 November 2001

COMPASS GROUP WINS £150M BBC CONTRACT WITH LAND SECURITIES TRILLIUM

Compass Group's business and industry subsidiary, Eurest, has won a new ten year contract worth £150 million in total turnover with Land Securities Trillium, the property outsourcing company which recently secured the contract to provide services to the BBC's London and Scotland estate. Eurest will provide the BBC with catering services across 20 sites in London and Scotland.

The contract will involve the provision of foodservice at all of the Corporation's London sites including Television Centre, White City, Woodlands, Bush House, Broadcasting House and Elstree. In total, Eurest will cater for over 20,000 permanent and contract staff, including providing 24 hour food service operations at Television Centre, Bush House and Broadcasting House.

As part of the contract, Eurest is enhancing the catering facilities at the BBC with the introduction of its well-known brands including, Upper Crust, Caffè Ritazza, Ixxy's Bagels and Tastte! sandwiches. At Television Centre, the 11 former traditional tea bars will give way to new convenience-led outlets.

The contract will also involve Eurest providing hospitality services for a range of events.

Michael J. Bailey, Chief Executive, Compass Group, commented: "We are delighted to have won such a prestigious contract, in which we will be providing the BBC with a complete solution to their catering needs. The BBC will benefit from Eurest's highly skilled catering professionals, which should transform the service experienced by the BBC's staff. This win demonstrates that organisations are continuing to seek benefits of outsourcing their support requirements and we are looking forward to serving up a menu with a difference for the 20,000 BBC workforce."

Ends

Enquiries

Compass Group PLC
Paul Kelly, Corporate Affairs Director
Tel: 01932 573 000

Brunswick Group
Timothy Grey/ Simon Sporborg
Tel: 0207 404 5959

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COMPASS GROUP

Latest News

04 December 2001

COMPASS GROUP AND LEVY RESTAURANTS WIN 20-YEAR CONTRACT WITH SPEEDWAY MOTORSPORTS, INC.

Compass Group and Levy Restaurants today announced that they have entered into a long-term agreement with Speedway Motorsports, Inc (SMI) worth $40 million a year over 20 years. Levy Restaurants is the market leader in sports and entertainment dining and will provide the on-site foodservice and catering for all of Speedway Motorsports racing events, daily operations, and minor league baseball contracts across the country, as well as the Texas Motor Speedway Club. Levy Restaurants will assume operations for the 2002 season.

Speedway Motorsports' facilities comprise over 750,000 permanent seats and 663 private suites. SMI is the owner of six racing venues in the United States, with tracks in North Carolina, Georgia, Tennessee, Texas, Nevada, and California. In addition, Levy Restaurants will assume food and beverage service of the following minor league baseball operations: Nolan Ryan's Round Rock Express, Greensboro Bats, Tennessee Smokies, Kannapolis Intimidators as well as Cal Ripken's new Ripken Stadium and the Ripken Youth Academy, under construction in Aberdeen, Maryland.

Michael J Bailey, Chief Executive, Compass Group PLC added: "This is a great opportunity for the Group and enhances our reputation as the leader in the sports and events market. The contract with Speedway Motorsports rounds off an excellent year in which we have gained the foodservice contracts at the Rockingham Motor Speedway circuit, the Sydney football stadium and cricket ground, Silverstone and at Churchill Downs, home of the Kentucky Derby."

Enquiries

Paul Kelly
Corporate Affairs Director
Compass Group PLC
Tel: +44 (0) 1932 573000

Timothy Grey / Simon Sporborg
Brunswick Group Limited
Tel: +44 (0) 207 404 5959

Notes to Editors

Compass Group is the world's largest foodservice company with annual foodservice revenues in excess of £9bn. Compass Group has over 270,000 employees working in more than 90 countries around the world providing foodservice and hospitality. For more information visit www.compass-group.com

Compass Group, North American Division has annual revenue of more than $4 billion and employs more than 100,000 associates throughout the US and Canada.

***Compass Group* is the *Official Catering Services Supplier* for the 2002 Olympic and Paralympic Winter Games in Salt Lake City. Compass Group will provide catering and concession services to the 3,500 residents of the Olympic Village as well as more than 125,000 people daily during the Olympic Winter Games, including members of the worldwide media, judges and officials.**

Levy Restaurants is the market leader in premium foodservice at sports and entertainment facilities, providing restaurant quality food for luxury suites, private clubs, in-seat service, specialty concession stands and private event catering at 36 professional sports properties including Wrigley Field, Dodger Stadium and the Staples Center.

Speedway Motorsports is a leading marketer and promoter of motorsports entertainment in the United States. The Company owns and operates the following premier facilities: Atlanta Motor Speedway, Bristol Motor Speedway, Lowe's Motor Speedway at Charlotte, Las Vegas Motor Speedway, Sears Point Raceway and Texas Motor Speedway. The Company provides event souvenir merchandising services through its Finish Line Events subsidiary, and manufactures and distributes smaller-scale, modified racing cars through its 600 Racing subsidiary. The Company also owns Performance Racing Network which broadcasts syndicated motorsports programming to over 750 stations nationwide. For more information, visit the Company's Website at www.gospeedway.com.

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PRESS RELEASE

11 December 2001

COMPASS GROUP PLC

PRELIMINARY UNAUDITED RESULTS FOR THE YEAR ENDED 30 SEPTEMBER 2001

Compass Group reports a strong performance for the year ended 30 September 2001.

All divisions have demonstrated strong organic growth and margin improvement which has continued into the new financial year. The Group remains well placed for future growth in a marketplace which continues to grow.

Financial Highlights

- Strong like for like turnover growth

- UK	+6%
- North America	+8%
- Continental Europe & rest of the world	+9%
Total	+8%

- Free cash flow improved to £357 million (2000: £231 million).
- Operating profit before goodwill and exceptionals up 90% to £676 million (2000: £356 million).
- Earnings per share 20.0 pence, up 45%.
- Final dividend per share 3.8 pence, total for year 5.7 pence per share.

Operational Highlights

- Contract retention at 95%.
- Forte Hotels successfully sold.
- Rebranding of motorway service areas to Moto.
- New Little Chef concept.

Compass Group is pleased to announce today new contract wins including:

UK

- A 10 year contract with British Airways to be the sole provider of the airline's employee restaurant and vending services in the UK, and all passenger lounge catering services in the UK, USA and Canada.

North America

- A US$21 million per annum contract with Aetna, North America's leading healthcare and benefits organisation.
- A 5 year, US$10 million per annum contract with Agilent.

International

- A US$ 29 million per annum contract with American Express in eight countries.

Francis Mackay – Chairman – said
"The markets in which Compass Group operates offer significant growth potential as the trends to outsourcing and the further consolidation of the industry continue. Compass Group is in a very strong position to take advantage of these trends given its market leading position and strong balance sheet."

Michael J Bailey – Chief Executive – said
"Our consistent run of impressive, high profile contract gains demonstrates the inherent strength of our business as the leading global foodservice provider. Clearly, large companies and organisations increasingly recognise the benefits of outsourcing their catering needs to us.

"Since the events of September 11, the global economic environment has become more uncertain with general activity slowing across a number of regions. However, we remain confident that Compass Group will continue to perform well, achieving market share gains that will drive organic sales growth within our target range of between six and nine percent, together with increased margins, in 2002."

Enquiries:

11 December 2001

Francis Mackay	Chairman	Compass Group PLC	020 7404 5959
Michael J Bailey	Chief Executive	Compass Group PLC	020 7404 5959
Andrew Lynch	Finance Director	Compass Group PLC	020 7404 5959
Timothy Grey/Simon Sporborg		Brunswick Group Ltd	020 7404 5959

Thereafter

Francis Mackay		Compass Group PLC	01932 573 000
Michael J Bailey		Compass Group PLC	01932 573 000
Andrew Lynch		Compass Group PLC	01932 573 000

Website
www.compass-group.com

TRADING REPORT

We are pleased to report that the Group has enjoyed a very successful year in 2001 as a focused foodservice business. This has been achieved through excellent like for like sales growth and margin improvement in all divisions, together with the benefit of acquisitions.

Financial Performance

The figures below demonstrate the successful financial performance in 2001.

	2001	2000	Increase
Turnover	£8,716m	£5,770m	51%
Profit before interest, tax and depreciation (PBITDA)	£846m	£461m	83%
Basic earnings per share	20.0p	13.8p	45%
Free cash flow	£357m	£231m	54%

The significant year on year growth rates above are driven by the impact of acquisitions, including Granada Restaurants, Morrison and Selecta, and by strong organic growth.

Geographic Analysis

The results for the year ended 30 September 2001, analysed by geographic division, are set out below.

	2001	2000	Reported increase %	Like for like increase %
Turnover (£m)				
United Kingdom	2,877	1,200	140	6
Continental Europe & rest of the world	3,013	2,758	9	9
North America	2,826	1,812	56	8
	8,716	5,770	51	8
Operating Profit (£m)				
United Kingdom	377	120	214	6
Continental Europe & rest of the world	153	136	13	13
North America	139	89	56	10
	669	345	94	8
Associates	7	11	(36)	
	676	356	90	
Operating Margin (%)				
United Kingdom	13.1	10.0		
Continental Europe & rest of the world	5.1	4.9		
North America	4.9	4.9		
	7.7	6.0		

Goodwill amortisation and exceptional items are excluded from the tables above.

Strong performances were delivered in each of our geographic regions with overall like for like turnover increasing by 8%. Turnover growth for the UK was 6%. This growth rate has been achieved despite the impact of the foot and mouth outbreak and the rail disruption earlier in the year which is estimated to have held back turnover growth by 1%. Turnover in Continental Europe & rest of the world and in North America has been particularly strong, at 9% and 8% respectively.

Operating profit before goodwill amortisation and exceptional items was up 90% at £676 million (2000: £356 million) when compared to last year. On a like for like basis, operating profit was 8% up, and adjusted basic earnings per share (before exceptional items and goodwill amortisation) increased to 20.0 pence, a 45% increase (2000: 13.8 pence). Underlying margins in all operating divisions improved.

Business Performance

i) Business and Industry (B&I)

Major developments during the year include:

International

A major international contract has been won to provide services for American Express in eight countries with a turnover of US$29 million per annum.

UK

Eurest is the largest part of the Group's business in the UK serving almost 4,000 client companies. During the year, the merger integration was completed with the migration to the Eurest brand name at sites previously branded Eurest Sutcliffe and Shaw Summit. Major contract gains for Eurest included:

- Sainsbury's: a five year contract, with £40 million annual turnover, to provide catering services for 150,000 staff at 427 Sainsbury's stores in the UK;
- Royal Bank of Scotland: a £28 million annual turnover contract to be the sole provider of catering at 51 offices, with 37,500 staff across the UK and Ireland;
- Lloyds TSB: a £24 million annual turnover contract extension to include new sites.

Other significant B&I contract wins included Merrill Lynch, Halifax Direct, Credit Suisse First Boston, Powergen, RTE-Dublin, Scottish Widows, Bristol & West, Glaxo SmithKline, Sun Microsystems, Mori, ITV Digital, Reckitt Benckiser, AC Nielsen, npower, the Royal Mint, Norwich Union Healthcare, Thomson Travel, Van den Burg and Britvic.

The business continues to benefit from shared skills and expertise across our international operations. A Restaurant Associates team from our US division has been set up to focus on the development of our premier fine dining and City contracts in the UK. This is reinforcing our relationship with leading chefs and restauranteurs Prue Leith and Albert Roux and builds on our success in this area in the USA.

France

Although France has seen a part year effect from the introduction of a reduced working week and changes in the minimum wage, we have still seen growth in the year. Major contract awards included Nortel, Printemps, Alstom and Le Monde.

North America

The USA market offers a sizeable growth opportunity for our Eurest team, supported by our unique capability in Canteen Vending which enables us to combine high quality vending in addition to foodservice. Highlights during the year included the appointment of Eurest to provide Motorola's foodservice in North America which was previously self operated. Under the agreement we will manage foodservice operations at 37 Motorola sites in North America and Mexico, serving 67,000 meals daily. This is in addition to the existing contracts to provide foodservice for Motorola in Europe, China, Argentina and Australia.

Raytheon, a world leader in defence, government and commercial electronics and special mission aircraft, has renewed its foodservice contract with Eurest for a further ten years. Eurest and Canteen Vending will feed more than 45,000 Raytheon employees in 30 cities.

ii) Remote Sites – Eurest Support Services (ESS)

ESS is the market leader in the remote site, offshore and defence market. The recent record of exceptional growth has been continued, with substantial increases during the year. This growth has been delivered across all sectors, and includes:

- A strategically important defence contract for NATO, in Kosovo and Macedonia.
- A large multi-activity remote-site contract for Bechtel, in Algeria.
- The provision of a range of services on board a number of offshore installations for Transocean.

The expansion of our worldwide contract with the US Navy Exchange Command (NEXCOM) for the installation of a range of branded foodservice concepts continues apace, with the gaining of both the Pentagon and Washington Navy Yard contracts and with the construction of several TGI Friday restaurants in Italy and new food courts in Guam, Bahrain and Spain.

iii) Motorways and Roadside

UK

The UK division operates motorway service areas in 33 locations with 47 sites and manages the Little Chef roadside brand (at over 400 locations) and Travelodge – the budget hotel brand which is an integral part of the roadside division.

The rebranding of the Granada motorway services business to Moto was a high profile event in 2001, heralding a fresh approach to customer service and good food. The rebranding of all the Group's Motorway Service Area (MSA) sites in the UK under the Moto name was completed within 8 weeks thanks to the hard work of all our staff in those sites. Prompted awareness of the European-style brand is already over 40% and 67% of customers positively rate their experience at the sites compared with other UK MSA sites. Moto has introduced Compass Group's own brands Upper Crust, Ritazza and Stopgap and has harnessed the Group's worldwide expertise to introduce improved quality hot food in its Fresh Express Restaurants.

Little Chef is Britain's favourite roadside restaurant, trading on major trunk roads throughout the UK. A new development tested during the year included the updating of Little Chef to provide "grab and go" choices of Upper Crust and Ritazza products as well as offering customers takeaway choices from the Harry Ramsden's and Little Chef menus. This has been designed to provide a service to meet the demands of our customers for a more modern environment that builds on the Little Chef's traditional values. The service range has been extended so that customers can select Little Chef for an evening meal, have food to takeaway or just "grab and go". This concept has proved very successful and is now being introduced to other Little Chef sites in 2002.

The Travelodge business continues to expand with the opening of its 208th hotel during the year. The Travelodge estate now offers more than 11,000 rooms.

Overseas
The Group currently has less extensive overseas operations in motorway service areas in Portugal, Austria, Belgium and Luxembourg. These differ from the UK business in that they are less capital intensive and operate in a very similar way to our concession business in other markets. We are currently exploring significant future opportunities for further expansion of the Group's roadside business into Continental Europe following the concession model.

iv) Healthcare – Medirest
Through Medirest, Morrison and Crothall, we provide foodservice and support services throughout the healthcare sector worldwide – from acute care hospitals to long term care and senior living. We have invested significantly in this market during the year, which is the world's fastest growing market in our sector portfolio. Major events in this year include:

UK
Aggregate new contract wins for Medirest totalled £34 million turnover and included Kingston Hospital, Hammersmith Hospitals, Black Country Mental Health, Mid-Essex and Bedford and Luton NHS Trusts. The Group is also working to introduce a restaurant experience to hospital patients, as part of the Government's Better Food in Hospitals programme.

North America
The Group's relatively small position in the North American healthcare foodservice market has been addressed by the acquisitions of Morrison Management Specialists and Crothall Services Group during the year.

Morrison Management Specialists, the second-largest US healthcare and senior living/retirement foodservice company, was acquired in April for US$563 million. The Morrison management team is now responsible for all the USA business in this sector, which operates from over 500 locations.

Crothall Services Group, a Pennsylvania-based healthcare facilities management company, was acquired in August for an initial consideration of US$170 million. Crothall serves more than 250 hospitals across the US and Canada, employs 8,500 people and has been the fastest growing company in the industry, securing a 9% market share position in less than 10 years.

Major contract gains during the year include:
- Sentara Hospital System, Virginia, with managed volumes of over US $10 million per annum.
- University Medical Center, Las Vegas, Nevada, with managed volume of almost US $6 million per annum.
- Methodist Health System, Tennessee – seven hospitals with aggregate managed volume of US $13 million per annum.

France
Contracts have been won with two significant groups during the year: Medica, France and GDP Vendôme. Two large hospital contracts have also been obtained: The Polyclinique du Grand Sud and Polyclinique de Vauban.

Germany
Major contract awards in the year include:
- The University Hospital Eppendorf providing for 1,450 beds and staff foodservice; and
- Five Evangeline hospitals in Berlin providing for 1,500 beds and staff foodservice.

Brazil

Contracts signed within the last 12 months include:

- Associação de Apoio à Criança Defeituoso (Physically Handicapped Children's Association);
- The Kidney Hospital – linked to the Federal University of Brazil;
- The Alvorada Hospital – a general hospital linked to health plans in the city of São Paulo;
- APAE – Associação de Pais e Amigos dos Excepcionais (Parents and Friends Association of the Physically Handicapped); and
- The Ipanema Children's Clinic.

Australia

In Australia the Group has won A$6 million of residential business from one of Australia's largest providers of senior care services, the Salvation Army. Spread across three states the wins included the country's largest senior care site located in Perth.

South Africa

In June 2001 we were awarded strategic partnership with the Afrox Healthcare Group Ltd. They are the second largest group of hospitals in Africa with 45 hospitals.

v) **Education - Scolarest**

Scolarest provides foodservice to education establishments throughout the world, from kindergartens through to higher education establishments in universities and colleges.

UK

During the year, all the UK's education business was rebranded under Scolarest, as part of the continued integration of the former Granada business. Major contract wins by the business included a £2.4 million turnover contract for Barnsley schools, and a multi-site contract with Torfaen Borough Council in Wales to provide foodservice to over 7,000 pupils in the region.

North America

Major awards include a contract to provide foodservice for the Loop and Lincoln Park campuses of DePaul University in Chicago, Illinois. DePaul is the largest Catholic institution in the US and comprises eight campuses accommodating 20,000 students. Other contracts awarded include the Trinity College, Sunnyside I.S.D. (Independent School District), Pontiac P.S. (Public School) and Pender County P.S. (Public School).

Other

Contracts that have been awarded across the Group include:

- China with the international schools in Shanghai and Beijing;
- South Africa contracts with the University of Witwatersrand, Kingswood College and Edgewood College; and
- France with Valence and Palaiseau, also with central kitchens opened at Clichy Montfermeil and Sedan.

vi) **Retail and Concession Catering – Select Service Partner (SSP)**

The global retail and concession market continues to grow and consolidate and Compass Group is well positioned to benefit from the opportunities that this presents. SSP has further strengthened its position over the year as the leading supplier of food and beverage to the travel market, with significant business gains in both its core markets of airports and rail. Highlights during the year have been:

UK
SSP continued to lead the retail and travel market in the UK with over 30 new outlets opened during the year. New business with Stena Line Ferries included the first Burger King to be introduced on-board a Stena vessel. SSP also entered into a joint initiative with Marks & Spencer to trial M&S Simply Food convenience stores at major railway stations.

Rest of the world
Airports
New contracts have been won in Zurich, Sydney, Reno, Basle-Mulhouse, Charles de Gaulle, Dresden and New York JFK, with important contract extensions at Oslo and Stockholm.

vii) Sports and Events
Compass Group caters for a number of sporting events throughout the world – from Arsenal and Liverpool football clubs in the UK, Flushing Meadows tennis and Ryder Cup golf on both sides of the Atlantic to numerous international cricket, football, horse racing and other sporting events. We were caterers at the Sydney Olympics, the 1998 football World Cup and will be catering for the Winter Olympics at Salt Lake City in 2002.

Our position in the market was significantly enhanced with the investment in Levy Restaurants in North America last year, which brings a new dimension in quality and innovation to our business. With contracts in sports stadia, arenas, convention facilities and music and performance venues across the US they brought to the Group a number of important venues for baseball, American football and basketball and created dining experiences for prestigious events such as the Grammy awards.

Highlights for the year in this division include the following contract gains:
- In Australia, the contract for the Sydney football stadium and cricket ground.
- For Letheby & Christopher in the UK the Rockingham Motor Speedway contract.
- For Levy Restaurants in the USA a foodservice contract at Churchill Downs, home of the Kentucky Derby.
- In the USA, a US$40 million per annum contract with Speedway Motorsports, Inc.

New Contract Awards
New business gains across the group continue to be strong and we are pleased to announce today the following major contract gains.

UK
- British Airways - A 10 year contract to be the sole provider of the employee restaurants and vending services in the UK, and all passenger lounge catering services in the UK, USA and Canada.

USA
- A US$21 million per annum contract with Aetna, North America's leading healthcare and benefits organisation.
- A US$10 million per annum contract with Agilent.

International
- American Express – international contract to provide foodservice in eight countries, turnover US$29 million annually.

Brazil

- A new 10 year contract worth US$10 million per annum to operate foodservice in the bus terminals in São Paulo.

France

- Printemps – a fifteen year contract to operate the catering at their flagship Paris store, annual value £1.5 million.

Australia

- Sydney Convention and Exhibition Centre - in partnership with Accor a contract over three, five year terms.
- David Jones – a contract to operate 45 outlets in 29 stores for Australia's leading department store chain. A ten year contract worth A$20 million per annum has been awarded.

Recent contract gains announced include:

- BBC, a ten year contract with Land Securities Trillium for all BBC sites in London and Scotland.
- Speedway Motorsports Inc: a US$40 million annual turnover contract.

Disposals

Following the announcement by the Group in October 2000 of the proposed sale of the Forte Hotels division, the sale process for the major brands was concluded in May 2001 with the announcement of the sale of Le Meridien. To date the Group has already received, in cash, £2,806 million of the net proceeds of the sale.

Investments

There have been a number of notable investments during the year.

(i) **Vending**

In May 2001 we acquired the 66.7% of Selecta (the Swiss based vending group operating in a number of our European markets) not already owned by Compass Group in a recommended cash offer of CHF901 million.

Clients are increasingly seeking the choice of a combined foodservice and vending offer. This move brought our number one vending company in North America together with the number one vending company in Europe – combining the expertise of Canteen Vending with Selecta.

Our position in the vending market was further strengthened in July with the acquisition of Vendepac, the UK vending group, for £84 million. Vendepac is the UK market leader with a 9% market share and together with Canteen and Selecta makes us the world's largest food and beverage vending provider.

(ii) **Healthcare**

In April we acquired Morrison Management Specialists Inc., the second largest US healthcare and senior living/retirement foodservice company, for US$563 million. This gave us a market-leading position in the US healthcare sector, complementing our existing healthcare business worldwide.

In August we acquired Crothall Services Group, the US healthcare services management company specialising in housekeeping, portering and laundry services, for an initial consideration of US$170 million. Crothall is an important addition to our business as it supports Morrison in building and strengthening our presence in the healthcare market. Our focus continues to be on foodservice but Crothall helps us meet the specific additional needs of this market sector.

(iii) **Other Investments**

Other investments in the year include a small but strategically important investment in Japan, and the acquisition of Au Bon Pain in the USA, which was announced with our preliminary results last year.

We also announced in February the formation of a joint venture in the Middle East with ADNH, creating a market leadership position in this US$1.3 billion market.

A further investment was in Canada, where Beaver Foods was acquired in November 2000 for C$150 million. Beaver Foods has tripled the volume of business for Compass Group in Canada, positioning us as the leader in education and remote site foodservice within that marketplace.

Cash flow

The business continues to demonstrate strong cash generation. The 2001 net cash flow from operating activities before exceptional items was £748 million, up £395 million, 112% from 2000. The working capital movement in the year was an outflow of £51 million (2000: outflow £71 million). Cash paid in respect of provisions for liabilities and charges was £33 million (2000: £17 million). Interest and tax payments absorbed £344 million (2000: £118 million).

Free cash flow for the year was £357 million (2000: £231 million), an increase of 54%. Free cash flow for the year is lower than would otherwise be expected since cash generated from operations excludes any contribution from Forte Hotels whereas free cash flow is after net interest paid of £245 million, including interest on debt subsequently repaid out of the hotel disposal proceeds.

Net capital expenditure was £325 million, (excluding £20 million purchased under finance lease contracts), an increase of £150 million over 2000. The Group has in place stringent controls on capital expenditure which are monitored centrally. There are fixed authority limits in place at each subsidiary company and internal rate of return criteria which each project must achieve to obtain approval. The majority of the capital expenditure is of a project nature and is therefore discretionary. It includes expenditure which relates to the further development of the Group's concession activities and the continuing process of brand roll out. Development expenditure for 2001 was approximately £259 million (UK: £130 million, Continental Europe & rest of the world: £47 million and North America: £82 million).

The payment of a dividend to Granada Compass plc absorbed £121 million. Acquisition payments were £1,337 million, comprising £1,248 million in respect of current year acquisitions (excluding £53 million of loans and finance lease obligations in the companies when acquired) and £89 million of deferred consideration, costs in respect of acquisitions made in prior years and costs paid relating to the merger and demerger. Disposal proceeds generated £2,831 million in 2001. Net debt as at 30 September 2001 was £2,390 million, a decrease of £1,306 million over the previous year end, primarily as a result of the hotel proceeds received net of payments in respect of acquisitions.

Exceptional items and goodwill amortisation

An exceptional item of £95 million, net of taxation, relates to the UK integration of Granada Restaurants and includes integration costs of £52 million (2000: £8 million). The Group is confident of not exceeding the total integration cash cost of £65 million predicted at the time of the merger. The exceptional item also includes the non-cash write off of duplicate assets of £44 million and the 2001 cost of the Commitment Plan of £28 million entered into to retain senior employees. The plan is payable in Compass Group shares which may be issued in January 2002.

The goodwill amortisation charge for the year was £205 million.

Taxation
The overall Group taxation charge is £92 million comprising a £121 million charge relating to ordinary activities and a £29 million credit relating to exceptional items. The overall taxation rate on ordinary activities is 20.7% of profit before exceptional items, goodwill amortisation and taxation. This rate benefits from the inclusion of £127 million of non-taxable imputed interest income in profit before tax, without which the effective taxation rate is 26.5%.

Dividend
A final dividend of 3.8 pence per share is being recommended. This will bring the total dividend for the year to 5.7 pence.

Outlook
Our consistent run of impressive, high profile contract gains demonstrate the inherent strength of our business as the leading global foodservice provider. Clearly, large companies and organisations increasingly recognise the benefits of outsourcing their catering needs to us.

Since the events of September 11, the global economic environment has become more uncertain with general activity slowing across a number of regions. However, we remain confident that Compass Group will continue to perform well, achieving market share gains that will drive organic sales growth within our target range of between six and nine percent, together with increased margins, in 2002.

MJ Bailey
Chief Executive

FH Mackay
Chairman

NOTES

(a) Compass Group PLC was incorporated on 29 September 2000. On 2 February 2001, Granada Compass plc transferred its hospitality business to Compass Group PLC in exchange for the issue of shares by Compass Group PLC to the Granada Compass plc shareholders. This hospitality business was created on 27 July 2000 when the former Compass Group PLC ("Former Compass") merged with Granada Group PLC. On that date, the management of Former Compass took effective control of Granada's foodservice activities ("Granada Restaurants") and its hotels activities ("Forte Hotels"). On 16 October 2000 the intention to dispose of Forte Hotels was announced.

Accordingly the financial information for Compass Group PLC has been prepared as follows:

- Former Compass has been combined with Compass Group PLC using the principles of merger accounting;
- Granada Restaurants has been consolidated with effect from 27 July 2000, using the principles of acquisition accounting; and
- Forte Hotels has been included as a current asset investment at the net present value of the anticipated net proceeds from its disposal.

(b) The results of Compass Group PLC for the year ended 30 September 2001 have been prepared on the basis of the accounting policies previously adopted by Former Compass as set out on pages 30 and 31 of the Introduction to the Official List circulated to Granada Compass plc shareholders on 18 December 2000.

(c) The financial information set out in the announcement does not constitute the Company's statutory accounts for the years ended 30 September 2001 or 30 September 2000 but is derived from those accounts. The statutory accounts for the year ended 30 September 2001 will be finalised on the basis of the financial information presented by the directors in this preliminary announcement and will be delivered to the Registrar of Companies following the Company's Annual General Meeting.

(d) The timetable for the proposed final dividend of 3.80p per share is as follows:

Record date:	1 March 2002
Payment date:	5 April 2002

(e) To provide the Group with additional flexibility, it is our intention to seek authority from shareholders at the forthcoming AGM to purchase up to 10% of the Ordinary Share Capital of the Company.

(f) Presentation and Teleconference

- A presentation to analysts will take place at 9.30am (GMT) on Tuesday 11 December 2001 at: The Lincoln Centre, 18 Lincoln's Inn Fields, London WC2A 3ED.

- A teleconference with investors, including a webcast of the presentation slides will start at 9.30am (GMT) on Tuesday 11 December 2001.

- To participate in the teleconference dial:
  +44 (0)20 8240 8242 or +44 (0)20 8240 8243

  By dialling this number you will be requesting participation in any discussion of the matters referred to in the analyst's presentation and of any other matters raised at the presentation (including matters raised in questions or referred to in the answers to questions).

- To access the web presentation:
  http://62.210.134.37/minisites/compass/11122001/default.htm

- A conference call for US analysts and investors will take place at 16:45 (GMT) / 11:45 New York time on Tuesday 11 December 2001. To participate in the teleconference dial: +1 952 556 2801.

  By dialling this number you will be requesting participation in any discussion of the matters referred to in the analyst's presentation and of any other matters raised at the presentation (including matters raised in questions or referred to in the answers to questions).

  Synchronised slides can be accessed on the internet at:
  http://62.210.134.37/minisites/compass/11122001pm/default.htm

Enquiries:

11 December 2001			
Francis Mackay	Chairman	Compass Group PLC	020 7404 5959
Michael J Bailey	Chief Executive	Compass Group PLC	020 7404 5959
Andrew Lynch	Finance Director	Compass Group PLC	020 7404 5959
Timothy Grey/Simon Sporborg		Brunswick Group Ltd	020 7404 5959
Thereafter			
Francis Mackay		Compass Group PLC	01932 573 000
Michael J Bailey		Compass Group PLC	01932 573 000
Andrew Lynch		Compass Group PLC	01932 573 000

Website
www.compass-group.com

COMPASS GROUP PLC

CONSOLIDATED PROFIT AND LOSS ACCOUNT
For the year ended 30 September 2001

	Notes	Before goodwill amortisation and exceptional items £m	Goodwill amortisation and exceptional items £m	Total 2001 £m	Before goodwill amortisation and exceptional items £m	Goodwill amortisation and exceptional items £m	Total 2000 £m
Turnover							
Continuing operations		8,088	-	8,088	5,770	-	5,770
Acquisitions		628	-	628	-	-	-
Total turnover	1	8,716	-	8,716	5,770	-	5,770
Operating costs		(8,047)	(327)	(8,374)	(5,425)	(44)	(5,469)
Operating profit							
Continuing operations		640	(299)	341	345	(44)	301
Acquisitions		29	(28)	1	-	-	-
		669	(327)	342	345	(44)	301
Share of profits of associated undertakings							
Continuing operations	1	7	(2)	5	11	(3)	8
Total operating profit: Group and share of associated undertakings	1	676	(329)	347	356	(47)	309
Reversal of discounting of net proceeds from disposal of businesses to net present value	11	127	-	127	32	-	32
Other interest receivable and similar income		17	-	17	17	-	17
Total interest receivable and similar income		144	-	144	49	-	49
Interest payable and similar charges	3	(237)	-	(237)	(127)	-	(127)
Net interest		(93)	-	(93)	(78)	-	(78)
Profit on ordinary activities before taxation		583	(329)	254	278	(47)	231
Tax on profit on ordinary activities	4	(121)	29	(92)	(61)	3	(58)
Profit on ordinary activities after taxation		462	(300)	162	217	(44)	173
Equity minority interests		(16)	-	(16)	(4)	-	(4)
Profit for the financial year		446	(300)	146	213	(44)	169
Equity dividends	5	(126)	-	(126)	(137)	-	(137)
Profit for the year retained	15	320	(300)	20	76	(44)	32
Basic earnings per ordinary share	6			6.6p			11.0p
Basic earnings per ordinary share – excluding goodwill amortisation and exceptional items	6	20.0p			13.8p		
Diluted earnings per ordinary share	6			6.5p			10.9p
Diluted earnings per ordinary share – excluding goodwill amortisation and exceptional items	6	19.8p			13.7p		

CONSOLIDATED BALANCE SHEET
As at 30 September 2001

	Notes	2001 £m	2000 £m
Fixed assets			
Intangible assets	7	**4,254**	3,113
Tangible assets	8	**2,081**	1,756
Investments	9	**27**	160
		6,362	5,029
Current assets			
Stocks		**181**	130
Debtors: amounts falling due within one year	10	**1,178**	968
amounts falling due after more than one year	10	**238**	198
Businesses held for resale	11	**75**	2,754
Investments		**12**	-
Cash at bank and in hand		**692**	583
		2,376	4,633
Creditors: amounts falling due within one year	12	**(2,838)**	(3,421)
Net current (liabilities)/assets		**(462)**	1,212
Total assets less current liabilities		**5,900**	6,241
Creditors: amounts falling due after more than one year	13	**(2,699)**	(3,053)
Provisions for liabilities and charges	14	**(377)**	(362)
Equity minority interests		**(35)**	(28)
Net assets		**2,789**	2,798
Capital and reserves			
Called up share capital		**222**	221
Shares to be issued		**32**	4
Share premium account	15	**11**	-
Merger reserve	15	**4,170**	4,158
Profit and loss account	15	**(1,646)**	(1,585)
Total equity shareholders' funds		**2,789**	2,798

COMPASS GROUP PLC

CONSOLIDATED CASH FLOW STATEMENT
For the year ended 30 September 2001

	2001	2001	2000	2000
	£m	£m	£m	£m
Net cash inflow from operating activities before exceptional items (note I)		748		353
Exceptional reorganisation costs		(44)		(4)
Net cash inflow after exceptional items		704		349
Dividends from associated undertakings		2		1
Returns on investments and servicing of finance				
Interest received	16		23	
Interest paid	(258)		(112)	
Interest element of finance lease rental payments	(3)		(3)	
Dividends paid to minority interests	(5)		(1)	
Net cash outflow from returns on investments and servicing of finance		(250)		(93)
Taxation				
Tax received	19		10	
Tax paid	(118)		(36)	
Net tax paid		(99)		(26)
Free cash flow		357		231
Capital expenditure and financial investment				
Purchase of tangible fixed assets	(355)		(185)	
Sale of tangible fixed assets	30		10	
Sale/(purchase) of own shares, net	1		(6)	
Total capital expenditure and financial investment		(324)		(181)
Acquisitions and disposals (note IV)				
Purchase of subsidiary companies and investments in associated undertakings	(1,337)		(98)	
Net proceeds from hotel disposal	2,806		-	
Sale of subsidiary companies	25		(3)	
Total acquisitions and disposals		1,494		(101)
Equity dividends paid		(121)		(45)
Net cash inflow/(outflow) from investing activities		1,049		(327)
Net cash inflow/(outflow) before financing		1,406		(96)
Financing				
Issue of ordinary share capital	24		6	
Debt due within a year:				
Decrease in bank loans and loan notes	(430)		(209)	
Debt due after a year:				
(Decrease)/increase in bank loans and loan notes	(440)		301	
Capital element of finance lease rentals	(15)		(9)	
Net cash (outflow)/inflow from financing		(861)		89
Increase / (decrease) in cash in the year		545		(7)
Reconciliation of net cash flow to movement in net debt (note II)				
Increase / (decrease) in cash in the year		545		(7)
Cash outflow/(inflow) from change in debt and lease finance		885		(83)
Change in net debt resulting from cash flows		1,430		(90)
Changes in finance leases, loans acquired with subsidiaries and other non-cash changes		(73)		(2,543)
Effect of foreign exchange rate changes		(51)		3
Movement in net debt in the year		1,306		(2,630)
Opening net debt		(3,696)		(1,066)
Closing net debt		(2,390)		(3,696)

NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT
For the year ended 30 September 2001

I Reconciliation of operating profit to net cash inflow from operating activities:

	2001 £m	2000 £m
Operating profit before goodwill amortisation and exceptional items	676	356
Depreciation	170	105
EBITDA	846	461
Profit on disposal of fixed assets and businesses	(7)	(9)
Share of profits of associated undertakings	(7)	(11)
Decrease in provisions for liabilities and charges	(33)	(17)
Increase in stocks	(8)	(9)
Increase in debtors	(153)	(143)
Increase in creditors	110	81
Net cash inflow from operating activities before exceptional items	748	353

II Analysis of net debt:

	1 October 2000 £m	Cash flow £m	Exchange movements £m	Acquisitions (excluding cash and overdrafts) £m	Other non-cash changes £m	30 September 2001 £m
Cash at bank and in hand	583	114	(5)	-	-	692
Overdrafts	(480)	431	2	-	-	(47)
	103	545	(3)	-	-	645
Debt due within one year	(800)	430	-	-	(67)	(437)
Debt due after one year	(2,957)	440	(49)	(48)	67	(2,547)
Finance leases	(42)	15	1	(5)	(20)	(51)
	(3,799)	885	(48)	(53)	(20)	(3,035)
Total	(3,696)	1,430	(51)	(53)	(20)	(2,390)

NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT (continued)
For the year ended 30 September 2001

III Purchase and disposal of subsidiary companies and investments in associated undertakings:

	2001 £m Purchases	2001 £m Disposals	2000 £m Purchases	2000 £m Disposals
Net assets acquired/(disposed of):				
Tangible fixed assets	197	-	1,227	(1)
Investment in associated undertakings	8	-	66	-
Businesses held for resale	-	-	2,722	-
Stocks	45	-	21	(4)
Debtors	180	-	182	(15)
Investments	12	-	-	-
Cash	22	-	445	(3)
Bank overdrafts	(22)	-	(300)	-
Loans	(48)	-	(2,748)	-
Leases	(5)	-	(1)	-
Creditors	(314)	-	(664)	19
Provisions	(42)	-	(291)	-
Tax	(9)	-	(109)	1
Minority interests	2	-	(14)	-
Share of net assets already owned	(39)	-	-	-
	(13)	-	536	(3)
Profit on disposal and costs and liabilities retained	-	-	-	(11)
Goodwill acquired/(disposed of)	1,281	-	3,026	(11)
	1,268	-	3,562	(25)
Satisfied by:				
Cash payable	1,248	-	175	-
Shares	-	-	3,298	-
Deferred consideration payable	20	-	89	-
Deferred consideration receivable	-	-	-	(25)
	1,268	-	3,562	(25)

IV Analysis of net outflow of cash in respect of the purchase and disposal of subsidiary companies and investments in associated undertakings:

	2001 £m Purchases	2001 £m Disposals	2000 £m Purchases	2000 £m Disposals
Cash consideration paid	1,248	-	175	-
Cash (acquired)/disposed of	(22)	-	(445)	3
Overdrafts acquired	22	-	300	-
	1,248	-	30	3
Deferred consideration and costs relating to previous acquisitions/(disposals)	89	(25)	68	-
	1,337	(25)	98	3

NOTES TO THE FINANCIAL STATEMENTS
For the year ended 30 September 2001

1. *Turnover and operating profit*

	Continuing operations £m	Acquisitions £m	2001 £m	2000 £m
Turnover				
Foodservice:				
Geographical analysis:				
- United Kingdom	2,867	10	2,877	1,200
- Continental Europe & rest of the world	2,826	187	3,013	2,758
- North America	2,395	431	2,826	1,812
	8,088	628	8,716	5,770
Operating profit				
Before goodwill amortisation and exceptional items				
Foodservice:				
- The Company and its subsidiary undertakings	640	29	669	345
- Associated undertakings	7	-	7	11
	647	29	676	356
Geographical analysis:				
- United Kingdom				
The Company and its subsidiary undertakings	376	1	377	120
Associated undertakings	1	-	1	-
- Continental Europe & rest of the world				
The Company and its subsidiary undertakings	143	10	153	136
Associated undertakings	6	-	6	11
- North America	121	18	139	89
	647	29	676	356
Amortisation of goodwill:				
- UK	(149)	-	(149)	(24)
- Continental Europe & rest of the world	(23)	(8)	(31)	(9)
- North America	(5)	(20)	(25)	(2)
Exceptional items:				
- United Kingdom	(115)	-	(115)	(11)
- Continental Europe & rest of the world	(6)	-	(6)	-
- North America	(3)	-	(3)	(1)
	(301)	(28)	(329)	(47)
Total operating profit: Group and share of associated undertakings	346	1	347	309

Operating profit after goodwill amortisation and exceptional items for the year ended 30 September 2001 relates to foodservice analysed as UK £114 million, Continental Europe & rest of the world £122 million, and North America £111 million (2000: £85 million, £138 million and £86 million respectively).

NOTES TO THE FINANCIAL STATEMENTS (continued)
For the year ended 30 September 2001

2. Exceptional operating items – continuing operations

	2001 £m	2000 £m
Reorganisation		
- costs incurred	40	4
- accrued costs	12	4
- assets written off	44	-
Employee share schemes	28	4
	124	12

During 2000, the Group acquired Granada Restaurants and is combining this with the Group's existing UK operations. Costs relate to reorganisation costs of the business and the writing off of the net book amount of duplicate assets. Employee share schemes relate to the Commitment Plan which was entered into with effect from 27 July 2000 to retain senior employees which matures on 27 January 2002 and which is payable in Compass Group PLC shares.

3. Interest payable and similar charges

	2001 £m	2000 £m
Bank loans and overdrafts	155	32
Other loans	82	95
	237	127

4. Tax on profit on ordinary activities

	2001 £m	2000 £m
UK corporation tax	37	16
Overseas tax payable	52	52
	89	68
UK deferred tax	24	(5)
Overseas deferred tax	6	-
	119	63
Adjustments in respect of prior years:		
UK corporation tax	1	(1)
Overseas tax payable	(3)	(4)
	117	58
Overseas tax on share of profits of associated undertakings	4	3
Total tax charge before exceptional items	121	61
Exceptional items:		
UK corporation tax	(18)	(1)
UK deferred tax	(11)	(2)
	92	58

United Kingdom corporation tax has been charged at 30% (2000: 30%). The Group tax charge is reduced below this rate since tax is charged at a lower effective rate on overseas earnings.

5. Dividends

	Per share	2001 £m	Per share	2000 £m
Dividends on ordinary shares of 10p each:				
Interim	1.9p	42	-	-
Proposed final	3.8p	84	-	-
Interim dividend of Former Compass	-	-	1.1p	16
Final dividend payable to Granada Compass plc	-	-	N/A	121
	5.7p	126	N/A	137

The average number of shares for both 2000 and 2001 have been determined as if the post demerger capital structure of Compass Group PLC had existed throughout the period. The final dividend for 2000 was Former Compass's share of the interim dividend of Granada Compass plc. Owing to the different basis on which this dividend was calculated, a per share amount has not been presented.

6. Earnings per share

	Before goodwill amortisation and exceptional items 2001 £m	Including goodwill amortisation and exceptional items 2001 £m	Before goodwill amortisation and exceptional items 2000 £m	Including goodwill amortisation and exceptional items 2000 £m
Attributable profit for basic earnings per share	446	146	213	169
Interest on convertible bonds net of tax	-	-	7	7
Attributable profit for diluted earnings per share	446	146	220	176
	Millions	Millions	Millions	Millions
Average number of shares in issue	2,215	2,215	1,541	1,541
Shares to be issued	10	10	2	2
Average number of shares held by ESOP	-	-	(1)	(1)
Average number of shares for basic earnings per share	2,225	2,225	1,542	1,542
Dilutive share options	26	26	21	21
Conversion of 5.75% convertible bond due 2007	-	-	48	48
Average number of shares for diluted earnings per share	2,251	2,251	1,611	1,611
Basic earnings per share	20.0p	6.6p	13.8p	11.0p
Diluted earnings per share	19.8p	6.5p	13.7p	10.9p

Earnings per share excluding goodwill amortisation and exceptional items has been shown to disclose the impact of these on underlying earnings. The average number of shares for both 2000 and 2001 have been determined as if the post demerger capital structure of Compass Group PLC had existed throughout both periods.

7. Intangible fixed assets

	£m
Goodwill	
Cost	
At 1 October 2000	3,148
Additions arising from acquisitions	1,281
Transfer of goodwill previously included in investment in associates	110
Currency adjustment	(46)
At 30 September 2001	4,493
Amortisation	
At 1 October 2000	35
Charge for the year	203
Transfer of goodwill amortisation previously included in investment in associates	6
Currency adjustment	(5)
At 30 September 2001	239
Net book amount	
At 30 September 2001	4,254
At 30 September 2000	3,113

Additions to goodwill arising from acquisitions primarily relate to the acquisitions of Morrison Management Specialists in the USA and Selecta in Continental Europe. Further information on these acquisitions can be found in note 16. Transfer of goodwill consists of £51 million in respect of 13.3% of Selecta already owned by the Group and £53 million in respect of Levy, which was accounted for as an associate in 2000 but for which control has been achieved in 2001. Goodwill on acquisitions is being amortised over periods of up to 20 years which are considered to be the estimated useful lives.

8. Tangible fixed assets

	Freehold land and buildings £m	Long leasehold property £m	Short leasehold property £m	Plant and machinery £m	Fixtures and fittings £m	Total £m
Cost						
At 1 October 2000	737	243	231	668	417	2,296
Currency adjustment	-	-	(1)	(13)	(6)	(20)
Additions	38	19	49	165	102	373
Businesses acquired	23	2	6	362	33	426
Disposals	(9)	-	(11)	(87)	(19)	(126)
At 30 September 2001	789	264	274	1,095	527	2,949
Depreciation						
At 1 October 2000	16	3	20	323	178	540
Currency adjustment	-	-	-	(8)	(4)	(12)
Charge for the year	3	3	21	96	47	170
Businesses acquired	8	1	2	196	22	229
Disposals	-	-	(7)	(42)	(10)	(59)
At 30 September 2001	27	7	36	565	233	868
Net book amount						
At 30 September 2001	762	257	238	530	294	2,081
At 30 September 2000	721	240	211	345	239	1,756

The net book amount of the Group's tangible fixed assets includes, in respect of assets held under finance leases, freehold buildings and long and short leasehold property £4 million (2000: £2 million), plant and machinery £36 million (2000: £29 million) and fixtures and fittings £10 million (2000: £6 million).

NOTES TO THE FINANCIAL STATEMENTS (continued)
For the year ended 30 September 2001

9. Investments held as fixed assets

	Investment in associated undertakings £m	Own shares £m	Total £m
Cost			
At 1 October 2000	158	2	160
Additions	8	-	8
Transfer of investments to subsidiary undertakings	(143)	-	(143)
Disposals	-	(1)	(1)
Share of retained profits less losses	3	-	3
Dividends received	(2)	-	(2)
Goodwill amortisation	(2)	-	(2)
Currency adjustments/other movements	4	-	4
At 30 September 2001	26	1	27

Investment in associated undertakings at 30 September 2001 comprises a number of small unquoted investments. Transfers to subsidiary undertakings relate to Selecta Group and Levy. In respect of Selecta Group the transfer relates to the 33.3% of Selecta owned prior to the acquisition of the remaining 66.7% stake on 9 May 2001. A 49% stake in Levy was purchased during 2000, however, since that date, control of this entity has been achieved and the entity has now been consolidated in the Group's results for the year ended 30 September 2001.

Own shares held by the Group represent 82,951 shares in Compass Group PLC (2000: 316,851 shares in Granada Compass plc). 216,426 shares are also held in Granada plc. All shares are held by the Compass Group Employee Share Trust (ESOP). These shares are listed on a recognised investment exchange and their market value at 30 September 2001 was £1 million (2000: market value of Granada Compass plc shares £2 million). The nominal value held at 30 September 2001 was £0.1 million (2000: £0.1 million).

The ESOP is a discretionary trust for the benefit of employees and the shares held are used to satisfy some of the Group's liabilities to employees for share options and long term incentive plans. All of the shares held by the ESOP will be required to be made available in this way. The net cost to the Group of these shares is charged to the profit and loss account over the period to which they relate.

10. Debtors

	2001 £m	2000 £m
Amounts falling due within one year		
Trade debtors	**839**	672
Amounts owed by associated undertakings	**1**	-
Overseas tax recoverable	**5**	3
Other debtors	**162**	149
Prepayments and accrued income	**171**	144
	1,178	968
Amounts falling due after more than one year		
Other debtors	**116**	57
Deferred tax	**122**	141
	238	198

	Provided		Unprovided	
	2001 £m	2000 £m	2001 £m	2000 £m
Deferred tax analysis				
UK capital allowances in excess of depreciation	**(18)**	(1)	**(114)**	(114)
UK short term timing differences	**123**	128	**51**	51
Overseas deferred tax	**6**	12	**101**	57
Exceptional items	**11**	2	**9**	3
	122	141	47	(3)

The analysis of unprovided deferred tax does not include any potential tax liabilities which might arise in the event of the distribution of unappropriated profits or reserves of overseas subsidiary companies as there is no intention to distribute such profits or reserves.

	£m
The movements on deferred tax are as follows:	
At 1 October 2000	**141**
Arising from acquisitions	**3**
Charged to profit and loss account	**(30)**
Other movements	**(3)**
Exceptional items	**11**
At 30 September 2001	**122**

NOTES TO THE FINANCIAL STATEMENTS (continued)
For the year ended 30 September 2001

11. Businesses held for resale

	£m
Total net proceeds from disposal discounted to 27 July 2000	**2,722**
Reversal of discounting in period from 27 July 2000 to 30 September 2000	**32**
Net present value of net proceeds receivable from disposal of business as at 30 September 2000	**2,754**
Reversal of discounting in the year to 30 September 2001	**127**
Net proceeds received as at 30 September 2001	**(2,806)**
Net present value of net proceeds receivable from disposal of business as at 30 September 2001	**75**

Businesses held for resale represents the businesses of Forte Hotels which were acquired, but held exclusively for resale, on 27 July 2000 as a result of the merger with Granada Group PLC. The net proceeds have been discounted from the date of receipt of the cash proceeds back to 27 July 2000. The effect of the discounting has been credited evenly to the profit and loss account over the period from 27 July 2000 to the date of receipt of the proceeds.

12. Creditors – *amounts falling due within one year*

	2001 £m	2000 £m
Bonds	**330**	466
Loan notes	**25**	9
Bank loans	**82**	325
Bank overdrafts	**47**	480
Obligations under finance leases	**12**	10
Trade creditors	**760**	597
Amounts owed to associated undertakings	**12**	-
Corporation tax payable	**163**	211
Overseas tax	**138**	110
Other tax and social security costs	**192**	120
Other creditors	**184**	169
Deferred consideration	**2**	79
Accruals and deferred income	**765**	724
Proposed dividend	**126**	121
	2,838	3,421

Bonds consists of a 10% debenture loan stock due 2018 with a nominal value of £200 million, which is recorded at its fair value to the Group on acquisition, secured on cash deposits of £350 million. Negotiations are in progress to redeem this loan stock. It is anticipated that redemption will take place within the next year and therefore this loan stock has been included in creditors falling due within one year.

NOTES TO THE FINANCIAL STATEMENTS (continued)
For the year ended 30 September 2001

13. Creditors – amounts falling due after more than one year

	2001 £m	2000 £m
Bonds	**614**	621
Loan notes	**161**	165
Bank loans	**1,772**	2,171
Obligations under finance leases	**39**	32
Other creditors	**60**	56
Deferred consideration	**53**	8
	2,699	3,053

All amounts due under bonds, loan notes and bank facilities are shown net of unamortised issue costs.

Bonds are unsecured and consist of the following:
- Sterling Eurobond with nominal value £100 million redeemable in 2003 and bearing interest at 9.375% per annum.
- Sterling Eurobond with nominal value £200 million redeemable in 2010 and bearing interest at 7.125% per annum.
- Sterling Eurobond with nominal value £250 million redeemable in 2014 and bearing interest at 7% per annum.

The bonds redeemable in 2003 and 2014 are recorded at their fair values to the Group on acquisition.

The Group has fixed term, fixed interest private placements totalling US$324 million (£220 million) at interest rates between 7.55% and 8.015%. Of this amount 75% has been swapped to floating rates based on US LIBOR plus a margin. US$50 million (£34 million) is repayable in five to ten years.

Maturity of financial liabilities and other creditors falling due after more than one year as at 30 September 2001 is as follows:

	2001				2000			
	Bonds and loan notes £m	Loans and overdrafts £m	Other £m	Total £m	Bonds and loan notes £m	Loans and overdrafts £m	Other £m	Total £m
In more than one year but not more than two years	**176**	**1,761**	**76**	**2,013**	11	41	41	93
In more than two years but not more than five years	**76**	**10**	**58**	**144**	196	2,130	40	2,366
In more than five years	**523**	**1**	**18**	**542**	579	-	15	594
	775	**1,772**	**152**	**2,699**	786	2,171	96	3,053
In one year or less, or on demand	**355**	**129**	**14**	**498**	475	805	89	1,369
	1,130	**1,901**	**166**	**3,197**	1,261	2,976	185	4,422

NOTES TO THE FINANCIAL STATEMENTS (continued)
For the year ended 30 September 2001

13. Creditors (continued)

	2001 £m	2000 £m
Bank loans:		
Repayable by instalments within five years	-	6
Repayable otherwise than by instalments within five years	1,854	2,490
	1,854	2,496
Less: amounts falling due within one year	82	325
Amounts falling due after more than one year	1,772	2,171

14. Provisions for liabilities and charges

	Insurance, pensions and other post employment benefits £m	Onerous contracts £m	Legal and other claims £m	Re-organisation provisions £m	Environmental £m	Total £m
At 1 October 2000	199	83	66	3	11	362
Arising from acquisitions	20	6	15	-	1	42
Expenditure in the year	(9)	(19)	(1)	(3)	(1)	(33)
Charged to profit and loss account	8	-	-	-	-	8
Credited to profit and loss account	(2)	-	(1)	-	-	(3)
Reclassified	4	-	-	-	-	4
Currency adjustment	(1)	(1)	(1)	-	-	(3)
At 30 September 2001	219	69	78	-	11	377

Insurance, pensions and other post employment benefits relate to the costs of self funded pension and insurance schemes or statutory retirement benefits and are essentially long term in nature. Onerous contracts represent the liabilities in respect of leases on non-utilised properties and other contracts. The duration of these contracts ranges from 2 to 17 years. Legal and other claims relate principally to provisions for the cost of litigation and sundry other claims. The timing of the settlement of these claims is uncertain. Reorganisation provisions were for the committed costs of integration of businesses. Environmental provisions are in respect of liabilities relating to the Group's responsibility for maintaining its operating sites in accordance with statutory requirements and the Group's aim to have a low impact on the environment.

15. Reserves

	Share premium account	Merger reserve	Consolidated profit and loss account: Before goodwill written off	Goodwill written off	Total
	£m	£m	£m	£m	£m
At 1 October 2000	-	4,158	547	(2,132)	(1,585)
Foreign exchange reserve movements	-	-	(81)	-	(81)
Premium on ordinary shares issued, net of expenses	11	12	-	-	-
Retained profit for the year	-	-	20	-	20
At 30 September 2001	11	4,170	486	(2,132)	(1,646)

Goodwill written off represents the excess of the consideration for the operations acquired prior to 1 October 1998 over the fair value of the net assets acquired. The goodwill has been written off to profit and loss account on consolidation.

NOTES TO THE FINANCIAL STATEMENTS (continued)
For the year ended 30 September 2001

16. Acquisitions

Businesses acquired during the year are shown below. They principally relate to the acquisition of Morrison Management Specialists Inc., funded by £397 million in cash and Selecta Group funded by £361 million in cash.

	Consideration and costs	Net assets acquired	Fair value adjustments	Fair value of assets acquired	Goodwill
	£m	£m	£m	£m	£m
Morrison Management Specialists Inc.	397	(31)	(40)	(71)	468
Selecta Group	361	91	(17)	74	287
Crothall Services Group	138	11	(17)	(6)	144
Vendepac	85	15	(8)	7	78
Au Bon Pain	79	35	(17)	18	61
Beaver Foods	68	8	(16)	(8)	76
ADNH Middle East	46	2	(2)	-	46
Other	88	7	(15)	(8)	96
Total acquisitions in the year	1,262	138	(132)	6	1,256
Adjustments to prior periods	6	-	(19)	(19)	25
	1,268	138	(151)	(13)	1,281

	Net assets acquired	Fair value adjustments	Fair value to the group
	£m	£m	£m
Intangible fixed assets	19	(19)	-
Tangible fixed assets	212	(15)	197
Investment in associated undertakings	8	-	8
Stocks	46	(1)	45
Debtors	180	-	180
Investments	12	-	12
Cash	22	-	22
Bank loans and overdrafts	(66)	(4)	(70)
Leases	(5)	-	(5)
Creditors	(235)	(79)	(314)
Provisions	(36)	(6)	(42)
Tax	20	(29)	(9)
Minority interests	-	2	2
Share of net assets already owned	(39)	-	(39)
	138	(151)	(13)

Fair value adjustments principally relate to: writing off intangible assets in accordance with Group accounting policy, harmonisation of depreciation policies, and recognising pension commitments and other liabilities not previously recorded.

All acquisitions were accounted for under the acquisitions method of accounting.

Adjustments to prior year acquisitions relate to the restatement of the values of assets and liabilities in the light of knowledge arising from a more extended period of ownership and additional consideration and costs, all in respect of acquisitions made during the year ended 30 September 2000.

Adjustments made to the fair value of assets are provisional owing to the short period of ownership.

There was no material difference between operating profits arising from acquisitions and cash flows contributed by those acquisitions.

17. Exchange rates

Exchange rates for major currencies used during the period after taking into account the Group's hedging arrangements were:

	2001 Translation rate	2001 Closing rate	2002 Translation rate
Australian Dollar	2.56	2.98	2.63
Canadian Dollar	2.09	2.32	2.08
Danish Krone	12.17	12.00	12.16
Euro	1.63	1.61	1.63
Norwegian Krone	13.07	13.04	12.95
Swedish Krona	13.68	15.68	15.14
Swiss Franc	2.49	2.38	2.48
US Dollar	1.41	1.47	1.37

COMPASS
GROUP

11th December 2001

COMPASS GROUP PLC

COMPASS TO STRENGTHEN ITS PRESENCE IN JAPAN WITH ACQUISITION OF SEIYO FOOD SYSTEMS

Compass Group PLC announced today that it is to strengthen its presence in the Japanese foodservice market through the acquisition of Seiyo Food Systems Inc, a leading Japanese foodservice operator that is listed on the Tokyo Stock Exchange. Compass Group has launched an offer to acquire all the issued share capital of Seiyo at a price of ¥440 per share which values Seiyo's issued share capital at ¥34.7 billion (£193 million), representing a premium of 32% to Seiyo's market value at the close of business in Tokyo yesterday. The consideration will be payable in cash upon completion from existing bank facilities.

The board of directors of Seiyo has unanimously recommended the transaction to its shareholders. Compass Group has also entered into an agreement with Seiyo for Compass Group to subscribe ¥10 billion (£56 million) for 27.5% of the enlarged equity of Seiyo. Seiyo's two largest shareholders, together representing 13.5% of the enlarged equity of Seiyo, have indicated support for the offer.

As one of the largest foodservice companies in Japan, Seiyo has a strong presence in each of the key market segments of Contract Catering, Concessions and MSAs. Seiyo also has a 24.7% investment in Yoshinoya D&C Co. Ltd., a leading Tokyo listed Japanese fast food retailer with a market capitalisation of ¥125 billion (£696 million).

In the financial year ended 31 March 2001, Seiyo recorded consolidated revenues (on continuing business) of ¥76.4 billion (£425 million) and consolidated operating profit (on continuing business and before interest, tax and exceptional items) of ¥1.9 billion (£10 million). This excludes ¥3.8 billion (£21 million) of operating profit, representing Seiyo's share from its investment in Yoshinoya D&C. Seiyo's consolidated net assets, at 30 September 2001, were ¥43.5 billion (£242 million), including net debt of ¥32.8 billion (£182 million). The transaction is expected to be earnings enhancing before goodwill amortisation in the first full year following completion.

Seiyo provides Compass Group with the ideal platform to exploit the opportunities arising from the ongoing development and consolidation of the Japanese foodservice market. All members of the senior management team of Seiyo will maintain their current leadership roles, led by its president Takeshi Kohjima. The business will benefit from access to Compass Group's foodservice brands, purchasing power and management skills to enhance its position in the Japanese market, which, at £21 billion per annum, is the second largest foodservice market in the world after the US.

Michael J. Bailey, Chief Executive, Compass Group PLC, said:

"While we are already active in the Japanese market, this deal marks a step change in our ability to take advantage of the substantial long-term growth opportunities in Japan. As the world's largest foodservice company, having a strong presence in the second largest foodservice market in the world is a key strategic priority. Seiyo is a company with a strong reputation in contract and concession foodservice and we look forward to welcoming the management and staff into the Group."

Takeshi Kohjima, President of Seiyo, said:

"The board of Seiyo is delighted to be recommending the acquisition of Seiyo by Compass Group. We believe that this is an excellent move for Seiyo, its shareholders, clients and customers. We look forward to building further on our commanding position in Japan under the Compass umbrella by continuing to provide the highest quality service to our customers and exploiting the significant opportunities that exist within the Japanese market."

Compass Group was advised by Goldman Sachs International.

Ends

Enquiries:
Compass Group

11th December 2001

Michael J. Bailey	Chief Executive	Compass Group PLC	020 7404 5959
Andrew Lynch	Finance Director	Compass Group PLC	020 7404 5959
Timothy Grey/Simon Sporborg		Brunswick Group Ltd	020 7404 5959

Thereafter

Michael J. Bailey	Chief Executive	Compass Group PLC	01932 573 000
Andrew Lynch	Finance Director	Compass Group PLC	01932 573000

Additional Information:

1. Compass Group is the world's largest foodservice company, employing over 300,000 people in over 90 countries and with annual revenues in excess of £8.5 billion. Compass Group provides catering for clients including major employers, educational establishments, hospitals, leisure venues, retail locations and at major airports and stations throughout USA, Europe and developing markets in Asia and South America. It operates through sector-specific subsidiaries such as Eurest, the world's largest specialist in providing foodservice to business and industry clients. Further information on the Group can be found at www.compass-group.com
2. Founded in 1947, Seiyo is based in Tokyo and manages 343 contract outlets for clients and operates 241 concession outlets throughout Japan. Seiyo has announced its intention to sell its CASA high street restaurants operating division.
3. Continuing business represents the results of Seiyo's consolidated entities, excluding discontinued operations and the results of CASA. For the financial year ended 31 March 2001, Seiyo recorded a loss before tax of ¥247 million (£1.4 million), before net exceptional losses of ¥13.1 billion (£74 million).
4. For illustrative purposes only, Yen amounts have been converted to Sterling equivalents at a ¥/£ rate as at 10 December 2001 of 180.
5. Seiyo's board of directors has resolved to issue ¥10 billion (£56 million) of new share capital to Compass Group for business purposes by way of third party allotment in advance of completion of the transaction which will result in Compass Group owning approximately 27.5% of Seiyo's enlarged equity.
6. Seiyo's two single largest shareholders, Saison Network Inc and Seibu Department Stores, Ltd., (both members of the Saison Group) as the company's largest customer group have together provided their formal support for the transaction. Both companies have agreed to sell their shares to Compass Group in due course, but in the meantime will vote their shares in concert with Compass Group. It is intended that Seiyo's shares be delisted from the Tokyo Stock Exchange as soon as practicable following completion of the transaction.
7. The transaction is conditional upon the receipt of acceptances such that the total of: (i) the Compass Group, Saison Network Inc and Seibu Department Stores, Ltd. Shareholdings, and (ii) acceptances under the offer, represent at least 50.1% of the Seiyo share capital as of the closing date of the offer. The transaction is also conditional upon other customary conditions.
8. Both Seiyu, an affiliate company of the Saison Group, and Seiyo's main bank, which together have a combined shareholding of over 3% in Seiyo's enlarged equity, have indicated their intentions to accept the offer.
9. On 29 March 2001, Compass Group announced the formation of a joint venture, Compass Group Japan, with the Itochu Corporation. At that time it was stated that Compass Group Japan would initially have annual revenues in excess of ¥3 billion (£17 million). Itochu Corporation is highly supportive of the transaction.



Latest News

24 December 2001

Compass Group confirms agreement to acquire Restorama and Rail Gourmet and the acquisition of parts of Gourmet Nova

Compass Group today confirms that it has agreed to acquire Restorama AG and Rail Gourmet Holding AG and their respective subsidiaries from SAirLines AG, a subsidiary of Swissair's SAir Group. In addition, Compass Group confirms that it has also acquired elements of Swissair's Gourmet Nova business, including Gourmet Nova Finland OY, which operates an airport restaurant business at Helsinki's Vantaa Airport. The total consideration payable for the businesses to be acquired will be approximately CHF 96.8m (approximately £40.7m) subject to certain adjustments, which will be paid in cash.

The acquisition of Restorama and Rail Gourmet is subject to certain conditions precedent, including relevant anti-trust clearances, and has been approved by the administrator of SAir Group and SAirLines AG and by the Swiss court responsible for Swissair's composition proceedings.

Restorama provides foodservice for clients (mainly in the business and industry sector) in various countries including Switzerland, Germany and Austria. Rail Gourmet is a leading provider of quality on-board foodservice to customers travelling by rail in Europe – with operations in Spain, Switzerland, UK, Belgium and Scandinavia. Gourmet Nova provides foodservice at airport restaurants, including at Helsinki's Vantaa Airport.

Michael J Bailey, Chief Executive, Compass Group, said: "These acquisitions are an excellent strategic move for the Group. Rail Gourmet, Restorama and Gourmet Nova are businesses with strong reputations in their target markets, augmenting the Group's existing business in these sectors. We are delighted to be able to welcome the employees, clients and customers of these three organizations to Compass Group."

Ends

Enquiries:

Paul Kelly
> Compass Group PLC
Tel: 07876 444450

Timothy Grey/Charlotte Elston/ Simon Sporborg
Brunswick Group

Tel: 07974 982408/ 07974 982463/ 07974 982442

Notes to editors

1. Compass Group: Compass Group is the world's largest foodservice company employing over 270,000 people in over 90 countries and with annual revenues in excess of £9bn. Compass Group provides catering for clients including major employers, educational establishments, hospitals, leisure venues, retail locations and at major airports and stations throughout USA, Europe, and developing markets in Asia and South America. It operates through sector-specific subsidiaries such as Eurest, the world's largest specialist in providing foodservice to business and industry clients, and Select Service Partner, the European market leader in foodservice at airport restaurants and rail stations. Further information on the Group can be found at www.compass-group.com

2. Restorama: Restorama provides foodservice to a prestige client list in the greater Zurich area and other parts of Switzerland which complements the existing business profile of Compass Group in Switzerland. Restorama is also active in Germany and Austria.

3. Rail Gourmet: Founded in 1994 and based in Switzerland, Rail Gourmet provides food and drink to more than 1,100 trains a day in addition to operating over 30 catering outlets at train stations in Finland and Belgium. Rail Gourmet provides catering services to 18 the leading train operators in Europe - including AVE (Spain), GNER and Virgin in the UK, Thalys International and SNCB in Belgium, DSB, VR and NSB in Scandinavia.

4. Gourmet Nova: Gourmet Nova operates an airport and railway station restaurant business, including in Finland at Vantaa Airport in Helsinki.

5. Agreement with Swissair: Compass Group announced a non-binding memorandum of understanding with Swissair in July 2001, which referred to a proposed exchange of assets. Compass Group confirms that Eurest In-flight, which has a strong presence in the charter airline catering market with particular focus on Spain and Greece, continues to be a valued member of Compass Group.

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COMPASS GROUP

Latest News

13 January 2002

CHEVRONTEXACO AND COMPASS ANNOUNCE LARGEST AGREEMENT IN CATERING INDUSTRY HISTORY

SAN FRANCISCO and LONDON -- ChevronTexaco Corp. and Compass Group today announced finalization of a 10-year "Preferred Supplier" agreement believed to be the largest ever negotiated in the catering industry.

The agreement, valued initially at more than $200 million a year, covers catering and facilities management for most ChevronTexaco facilities, offshore platforms, refineries and office locations

A Compass subsidiary, Eurest Support Services (ESS), will begin expanding significantly its current business with ChevronTexaco later this quarter at the ChevronTexaco-affiliated Tengiz Field in Kazakhstan when it assumes operation of four food facilities that prepare more than 10,000 meals a day, as well as building maintenance, transportation and other janitorial and office services. ESS will use Kazakh-sourced food products and goods as well as Kazakh subcontractors to a maximum extent.

The agreement anticipates that in the next two years most operations of ChevronTexaco in North America, Latin America, Australasia, Middle East, Asia, Europe, Eurasia and Africa will come under the scope of the "Preferred Supplier" agreement, sharply reducing the current number of vendors. Compass will make widespread use of local suppliers in support of ChevronTexaco's pledge to maintain partnerships in communities where it operates.

Helmut Porkert, Chief Procurement Officer of ChevronTexaco said : "We expect to maintain or enhance quality standards and locally-sourced content while saving at least $20 million a year compared with current spending. This is another step in our company's efforts to buy smarter in support of our company goals of operational excellence and capital stewardship."

Michael J Bailey, chief executive, Compass Group, said: "We are delighted to secure such a prestigious and extensive agreement with one of the world's leading companies, thereby significantly strengthening our position as the global leader in the provision of services in the Remote Site and Offshore market sectors. We welcome ChevronTexaco to our ever-growing portfolio of multi-national clients, which include world leaders like IBM, Philips and American Express. This historic agreement reinforces our confidence

in the Group's ability to meet our stated sales growth target of 6 percent to 9 percent for the current year."

Peter R Harris, chief executive, ESS, stated: "Key to this major success, is the strategic partnering approach to business common to both ChevronTexaco and Eurest Support Services. Whilst ESS was already the clear market leader prior to this important gain, this agreement creates unprecedented growth potential in markets of particular importance to ESS and Compass. Our belief is that by being "best-in-class" and by partnering with "best-in-class" companies such as ChevronTexaco, ESS will continue to grow in this significant and exciting sector."

Harris said the award of "Preferred Supplier" status to ESS was based not only upon his company's demonstrable global and regional experience and capability, but also the close cultural fit and similarity of strategic approach between ChevronTexaco and ESS to such important issues as:

the promotion of local employment and development of local businesses;

the delivery of operational excellence;

the care for and management of Health, Safety and the

financial stability and performance.

Enquiries:
Timothy Grey
Brunswick Group
Tel: 07974 982408
Simon Sporborg
Tel: 07974 972442

Notes to editors

1. Compass Group: Compass Group is the world's largest foodservice company employing over 270,000 people in over 90 countries and with annual revenues in excess of £9bn. Compass Group provides catering for clients including major employers, educational establishments, hospitals, leisure venues, retail locations and at major airports and stations throughout USA, Europe, and developing markets in Asia and South America. It operates through sector-specific subsidiaries such as Eurest, the world's largest specialist in providing foodservice to business and industry clients, and Select Service Partner, the European market leader in foodservice at airport restaurants and rail stations. Further information on the Group can be found at www.compass-group.com

2. Chevron Texaco: Based in San Francisco, ChevronTexaco Corp. is the second-largest U.S-based energy company and the fifth largest in the world, based on market capitalisation. More than 53,000 ChevronTexaco employees work in approximately 180 countries around the world, producing oil and natural gas and marketing fuels and other energy products.

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COMPASS

GROUP

II Disclosure of notifiable events and other communications filed with the United Kingdom Listing Authority

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

AVS NO 305059

All relevant boxes should be completed in block capital letters.

1. Name of Company **COMPASS GROUP PLC**	2. Name of shareholder having a major interest **PUTNAM INVESTMENT MANAGEMENT, LLC THE PUTNAM ADVISORY COMPANY, LLC**
3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 **SEE ATTACHED LETTER**	4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them **SEE ATTACHED LETTER**

5. Number of shares/amount of stock acquired	6. Percentage of issued class	7. Number of shares/amount of stock disposed	8. Percentage of issued class
N/A	**N/A**	**N/A**	**N/A**

9. Class of security	10. Date of transaction	11. Date company informed
ORDINARY SHARES OF 10 PENCE EACH	**ON OR BEFORE 06 JUNE 2001**	**11 JUNE 2001**

12. Total holding following this notification **44,807,248**	13. Total percentage holding of issued class following this notification **2.02%**

14. Any additional information **SEE ATTACHED LETTER**	15. Name of contact and telephone number for queries **ANDREW V DERHAM** **TEL: 01932 573159**

16. Name and signature of authorised company official responsible for making this notification

Andrew V. Derham.

ANDREW V DERHAM

Date of notification **11 JUNE 2001**

Company Announcements Office, Old Broad Street, London EC2N 1HP
Facsimile: 020 7588 6057, 020 7334 8964/8965/8966 **(PLEASE DO NOT POST)**
Enquiries: Company Monitoring and Enquiries; UK Listing Authority

aderham\sched10

MEMORANDUM

June 6, 2001

To: Compass Group PLC
Cowley House
Guilford Street
Chertsey, Surrey KT16 9BA
United Kingdom

Notification of the Holdings under the EC Directive 88/627

on the Disclosure of Interest in Shares

Putnam Investment Management, LLC and The Putnam Advisory Company, LLC (together "Putnam") are hereby notifying you of certain holdings of its clients. Each Putnam entity is an investment advisor registered in the United States pursuant to the Investment Advisors Act of 1940.

Clients of Putnam hold beneficial interests in 44,807,248 Compass Group PLC shares representing 2.023% of the Compass Group PLC shares outstanding. Compass Group PLC shares are held by Putnam's clients for investment purposes only.

Please call Michael E. DeFao at 617.760.7634 if you need any further information.

PUTNAM INVESTMENT MANAGEMENT, LLC
THE PUTNAM ADVISORY COMPANY, LLC

By: ______________________________

Name: Michael E. DeFao
Title: Assistant Vice President

SCHEDULE 11
NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

AVS number **272451**

All relevant boxes should be completed in block capital letters.

1. Name of company **COMPASS GROUP PLC**		2. Name of director **VALERIE GOODING**	
3. Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest **DIRECTOR NAMED IN 2 ABOVE**		4. Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified) **VALERIE GOODING**	
5. Please state whether notification relates to person(s) connected with the director named in 2 above and identify the connected person(s) **N/A**		6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary **PURCHASE OF SHARES**	
7. Number of shares/amount of stock acquired **1,288**	8. Percentage of issued class **N/A**	9. Number of shares/amount of stock disposed **N/A**	10. Percentage of issued class **N/A**
11. Class of security **ORDINARY SHARES OF 10 PENCE EACH**	12. Price per share **537.5 PENCE**	13. Date of transaction **7 JUNE 2001**	14. Date company informed **11 JUNE 2001**
15. Total holding following this notification **2,619 ORDINARY SHARES**		16. Total percentage of issued class following this notification **N/A**	

If a director has been granted options by the company please complete the following boxes.

17. Date of grant **N/A**	18. Period during which or date on which exercisable **N/A**
19. Total amount paid (if any) for grant of the option **N/A**	20. Description of shares or debentures involved: class, number **N/A**
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise **N/A**	22. Total number of shares or debentures over which options held following notification **N/A**

23. Any additional information **N/A**	24. Name of contact and telephone number for queries **ANDREW V DERHAM (01932 573159)**
25. Name and signature of authorised company official responsible for making this notification [signature] **ANDREW V DERHAM (DEPUTY COMPANY SECRETARY)** Date of notification: **12 JUNE 2001**	

Company Announcements Office, Old Broad Street, London EC2N 1HP
Facsimile: 0207 588 6057, 0207 334 8964/8965/8966 **(PLEASE DO NOT POST)**
Enquiries: Company Monitoring and Enquiries; UK Listing Authority

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

AVS NO | 956410 |

All relevant boxes should be completed in block capital letters.

1. Name of Company **COMPASS GROUP PLC**	2. Name of shareholder having a major interest **THE CAPITAL GROUP COMPANIES, INC**
3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 **SEE ATTACHED LETTER**	4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them **SEE ATTACHED LETTER**

5. Number of shares/amount of stock acquired **N/A**	6. Percentage of issued class **N/A**	7. Number of shares/amount of stock disposed **N/A**	8. Percentage of issued class **N/A**

9. Class of security **ORDINARY SHARES OF 10 PENCE EACH**	10. Date of transaction **ON OR BEFORE 21 JUNE 2001**	11. Date company informed **22 JUNE 2001**

12. Total holding following this notification **66,361,553**	13. Total percentage holding of issued class following this notification **2.99%**

14. Any additional information **SEE ATTACHED LETTER**	15. Name of contact and telephone number for queries **ANDREW V DERHAM** **TEL: 01932 573159**

16. Name and signature of authorised company official responsible for making this notification

ANDREW V DERHAM

Date of notification **22 JUNE 2001**

Company Announcements Office, Old Broad Street, London EC2N 1HP
Facsimile: 020 7588 6057, 020 7334 8964/8965/8966 **(PLEASE DO NOT POST)**
Enquiries: Company Monitoring and Enquiries; UK Listing Authority

aderham\sched10

THE CAPITAL GROUP COMPANIES, INC.

333 South Hope Street, Los Angeles, California 90071 • Telephone (213) 486-9200 • Fax (213) 486-9217

22 June 2001

BY FAX - ORIGINAL IN POST
(44 1932 5699 57)

Compass Group plc
Cowley House
Guildford Street
Chertsey
Surrey KT16 9BA

Re: Section 198 Notification

Company Secretary:

Enclosed is a Section 198 Notification dated 21 June 2001.

Please note that one or more of the affiliates of The Capital Group Companies, Inc. have made notifications to your company pursuant to Section 198 previously. For a description of our organization, please visit our Web site at www.capgroup.com.

For the purposes of this Notification an outstanding share balance of 2,214,574,336 shares was used to calculate the percentages of holdings of the relevant share capital which determine the notifiable interest. We believe this outstanding share balance is current; however, if this number is not accurate, please contact us as soon as possible so we may make the necessary revisions to this Notification.

Should you have questions or require additional information, please contact Romeo Ybanez at (213)486-9237 or Inmo Khang at (213)452-2064, or send a fax message to (213)486-9698. Alternatively, you may contact us via E-mail at NonUSReporting@capgroup.com.

Regards,

Gina Martinez
Registration Specialist

66,361,553 / 2,215,923,981

198/90/I

To: Compass Group plc
Cowley House
Guildford Street
Chertsey
Surrey KT16 9BA

Date: 21 June 2001

SECTION 198 NOTIFICATION
Notification of Decrease

This Notice is given by The Capital Group Companies, Inc. on behalf of its affiliates, including Capital Guardian Trust Company, Capital International Limited, Capital International S.A., Capital International, Inc., and Capital Research and Management Company, pursuant to Section 198 of the Companies Act 1985.

The interest in the relevant share capital indicated below arises by virtue of holdings attributed to the Companies (see Schedule A). These holdings form part of funds managed on behalf of investment clients by the Companies.

Share capital to which this relates:

Ordinary Shares (2,214,574,336 shares outstanding)

Number of shares in which the Companies have an interest:

66,361,553

Name(s) of registered holder(s):

See Schedule B

As of 21 June 2001

Compass Group plc

	Number of Shares	Percent of Outstanding
The Capital Group Companies, Inc. ("CG") holdings	**66,361,553**	**2.99%**
Holdings by CG Management Companies and Funds:		
• Capital Guardian Trust Company	14,971,217	0.68%
• Capital International Limited	23,193,189	1.05%
• Capital International S.A.	6,841,461	0.31%
• Capital International, Inc.	31,221	0.00%
• Capital Research and Management Company	21,324,465	0.96%

Schedule A

Schedule of holdings in Compass Group plc
As of 21 June 2001

Capital Guardian Trust Company

Registered Name	Local Shares
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF	3,196,120
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY	293,586
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	3,638,485
BT Globenet Nominees Ltd. 1 Appold Street Broadgate London EC2A 2HE	67,000
Midland Bank plc 5 Laurence Poutney Hill EC4R 0E, United Kingdom	3,142,378
Bankers Trust 59 1/2 Southmark Street 2nd Floor London SEI 0HH	738,800
Barclays Bank Barclays Global Securities Services 8 Angel Court London EC2R 7HT	215,000
Citibank London 11 Old Jewry London EC2R 8D8 UK	912,321

Nortrust Nominees 155 Bishopsgate London EC2M 3XS United Kingdom	2,607,227
Royal Bank of Scotland Regents House, 42, Islington High St London N1 8XL UK	5,500
MSS Nominees Limited Midland Bank plc Mariner House, Pepys London EC3N 4DA	37,000
National Westminster Bank	1,900
Citibank NA Toronto	16,000
Deutsche Bank AG 23 Great Winchester Street London EC2P 2AX United Kingdom	2,900
ROY Nominees Limited 71N Queen Victoria Street London EC4V 4DE United Kingdom	22,000
Mellon Nominees (UK) Limited 150 Buchanan Street Glasgow G1 2DY United Kingdom	75,000
TOTAL	**14,971,217**

Capital International Limited

Registered Name	Local Shares
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF	671,642
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY	2,305,203
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	6,803,639
Midland Bank plc 5 Laurence Poutney Hill EC4R 0E, United Kingdom	219,245
Bankers Trust 59 1/2 Southmark Street 2nd Floor London SEI 0HH	8,069,311
Barclays Bank Barclays Global Securities Services 8 Angel Court London EC2R 7HT	206,465
Citibank London 11 Old Jewry London EC2R 8D8 UK	178,347
Morgan Guaranty 83 Pall Mall London SW1Y 5ES UK	34,962

Nortrust Nominees 155 Bishopsgate London EC2M 3XS United Kingdom	3,293,655
Royal Bank of Scotland Regents House, 42, Islington High St London N1 8XL UK	28,452
MSS Nominees Limited Midland Bank plc Mariner House, Pepys London EC3N 4DA	122,600
Lloyds Bank Central Settlement Section Branches Stock Office 34 Threadneedle Street	62,261
Vidacos Nominees Ltd. Citibank N.A. Lewisham House, 25 Molesworth St. London SE13 7EX	39,897
Citibank NA Toronto	41,544
Deutsche Bank AG 23 Great Winchester Street London EC2P 2AX United Kingdom	684,832
HSBC Bank plc Securities Services, Mariner House Pepys Street London EC3N 4DA	95,000
KAS UK Kass Associate P.O Box 178 1000 AD Amsterdam	51,636

Bank One London	284,498
TOTAL	**23,193,189**

Capital International S.A.

Registered Name	Local Shares
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF	255,950
Bank of New York Nominees Bank of New York 3 Birchln Lane London EC3V 9BY	109,163
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	2,652,297
Credit Suisse London Branch 24 Bishopsgate London EC2n4BQ UK	74,000
Midland Bank plc 5 Laurence Poutney Hill EC4R 0E, United Kingdom	919,752
Barclays Bank Barclays Global Securities Services 8 Angel Court London EC2R 7HT	521,209
Nortrust Nominees 155 Bishopsgate London EC2M 3XS United Kingdom	18,590
Morgan Stanley	21,525

Royal Bank of Scotland Regents House, 42, Islington High St London N1 8XL UK	1,622,915
National Westminster Bank	124,400
Lloyds Bank Central Settlement Section Branches Stock Office 34 Threadneedle Street	33,087
Vidacos Nominees Ltd. Citibank N.A. Lewisham House, 25 Molesworth St. London SE13 7EX	193,453
RBSTB Nominees Ltd. 67 Lombard St London EC3 3DL United Kingdom	102,323
Citibank NA Toronto	33,697
Deutsche Bank AG 23 Great Winchester Street London EC2P 2AX United Kingdom	159,100
TOTAL	**6,841,461**

Capital International, Inc.

Registered Name		Local Shares
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY		31,221
	TOTAL	**31,221**

Capital Research and Management Company

Registered Name		Local Shares
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF		1,043,375
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD		20,281,090
	TOTAL	**21,324,465**

COMPASS
GROUP

Tel: 01932 573159
Fax: 01932 569957
E-mail andrew.derham@compasss-group.co.uk

Fax No: 020 7588 6057

6 July 2001

Company Announcements Office
London Stock Exchange
Old Broad Street
London EC2N 1HP

AVS Number: 666192

Dear Sir

Compass Group PLC (the "Company") – Savings Related Share Option Scheme (the "SAYE Scheme")

Directors of Compass Group PLC were today granted options under the terms of the Company's SAYE Scheme over ordinary shares in the Company set out below.

Name	Option price (pence)	Number of options over Compass Group PLC ordinary shares	Normal exercise period (from/to)
Francis Henry Mackay	436	3,870	September 2006 – February 2007
Andrew Patrick Lynch	436	2,221	September 2004 – February2005

Please confirm safe receipt and announcement of this notification.

Yours faithfully

Andrew V Derham
Deputy Secretary

COMPASS
GROUP

19th September 2001

Company Announcements Office
London Stock Exchange
Old Broad Street
London EC2N 1HP

AVS Number: 564295

Dear Sir

Compass Group PLC – Executive Share Option Plan (the "Option Plan")

Directors of Compass Group PLC (the "Company") were today granted for nil consideration options under the terms of the Company's Option Plan over ordinary shares of 10 pence each in the share capital of the Company set out below.

Name	Exercise Price	Number of Options Granted	Normal Exercise Period (from/to)	Total Number of Options Held Following Grant
Michael John Bailey	£4.30	1,000,000	September 2004 – September 2011	3,437,419
Andrew Patrick Lynch	£4.30	350,000	September 2004 – September 2011	1,645,896
Alain Francois Dupuis	£4.30	250,000	September 2004 – September 2011	984,000

Please confirm safe receipt and announcement of this notification.

Yours faithfully

RON MORLEY
GROUP COMPANY SECRETARY

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

AVS NO 623610

All relevant boxes should be completed in block capital letters.

1. Name of Company **COMPASS GROUP PLC**		2. Name of shareholder having a major interest **CGNU PLC**	
3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 **SEE LETTER ATTACHED**		4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them **SEE LETTER ATTACHED**	
5. Number of shares/amount of stock acquired **N/A**	6. Percentage of issued class **N/A**	7. Number of shares/amount of stock disposed **N/A**	8. Percentage of issued class **N/A**

9. Class of security **ORDINARY SHARES OF 10 PENCE EACH**	10. Date of transaction **ON OR BEFORE 22 NOVEMBER 2001**	11. Date company informed **27 NOVEMBER 2001**
12. Total holding following this notification **66,022,782**	13. Total percentage holding of issued class following this notification **2.99%**	

14. Any additional information **SEE LETTER ATTACHED**	15. Name of contact and telephone number for queries **ANDREW V DERHAM** **TEL: 01932 573159**
16. Name and signature of authorised company official responsible for making this notification Andrew V. Derham **ANDREW V DERHAM** Date of notification **28 NOVEMBER 2001**	

Company Announcements Office, Old Broad Street, London EC2N 1HP
Facsimile: 020 7588 6057, 020 7334 8964/8965/8966 **(PLEASE DO NOT POST)**
Enquiries: Company Monitoring and Enquiries; UK Listing Authority

CGNU

CGNU plc PO Box 89 Surrey Street Norwich NR1 3DR www.cgnu.net

The Company Secretary
Compass Group plc
Cowley House
Guildford Street
CHERTSEY
Surrey
KT16 9BA

Direct Line: 01603 687803
Fax: 01603 680660
Our Ref: GRU/DT

23 November 2001

Dear Sir

COMPASS GROUP PLC (THE "COMPANY") – SEDOL 0533153

This notification supersedes our previous notification to you dated 27 February 2001 and is prompted by sales totalling 1,110,000 on 22 November 2001.

This notification relates to issued ordinary shares of 10p each in the capital of the Company (the "shares") and is given in fulfilment of the obligations imposed by sections 198 to 202 of the Companies Act 1985 (the "Act").

1. **Notification on behalf of Morley Fund Management Limited (a subsidiary of CGNU plc).**

1.1 Morley Fund Management Limited no longer have a notifiable interest in the shares.

2. **Notification on behalf of CGNU plc.**

2.1 CGNU plc no longer have a notifiable interest in the shares.

We are only required to notify interests which are defined as material interests when the holding is equal to 3% or more of the Company's relevant share capital. The term material interests exclude certain categories where we do not hold a beneficial interest, for example where the shares are held in an Authorised Unit Trust Scheme or Open Ended Investment Company. Holdings in those categories are therefore not included in the holding notified under this letter. If you wish us to confirm the level of holdings in these categories, please let us know.

Yours faithfully

Diane Thirkettle

Diane Thirkettle
for and on behalf of
CGNU plc

The Company Secretary
Compass Group plc

23 November 2001

APPENDIX: MORLEY FUND MANAGEMENT LIMITED

REGISTERED HOLDERS	NUMBER OF SHARES HELD	
BNY Norwich Union Nominees Ltd	22,252,728	(Material)
BT Globenet Nominees Ltd	28,789	(Material)
Chase GA Group Nominees Ltd	25,264,422	(Material)
CUIM Nominee Ltd	17,410,415	(Material)
RBSTB Nominees Ltd	1,066,428	(Material)

TOTAL PERCENTAGE INTEREST OF MORLEY FUND MANAGEMENT LIMITED: 2.98%

ISSUED SHARE CAPITAL ON WHICH THIS NOTIFICATION IS BASED: 2,218,789,046

Morley 66,022,782 / 2,218,879,999 x 100/1 = 2.9755%

CGNU 66,311,037 / 2,218,879,999 x 100/1 = 2.9885%

The Company Secretary
Compass Group plc

23 November 2001

APPENDIX: CGNU PLC

REGISTERED HOLDERS	NUMBER OF SHARES HELD	
BNY Norwich Union Nominees Ltd	22,252,728	(Material)
BT Globenet Nominees Ltd	28,789	(Material)
Chase GA Group Nominees Ltd	25,264,422	(Material)
CUIM Nominee Ltd	17,410,415	(Material)
RBSTB Nominees Ltd	1,066,428	(Material)
Hibernian Investment Managers Ltd	288,255	(Material)

TOTAL PERCENTAGE INTEREST OF CGNU PLC: 2.99%

ISSUED SHARE CAPITAL ON WHICH THIS NOTIFICATION IS BASED: 2,218,789,046

COMPASS
GROUP

IV Information filed at Companies House in the United Kingdom

SECRETARIAT

363a

Please complete in typescript, or in bold black capitals.

CHFP029

Annual Return

Company Number 4083914

Company Name in full Compass Group PLC

Date of this return

The information in this return is made up to

Day	Month	Year
2 9	0 9	2 0 0 1

Date of next return

If you wish to make your next return to a date earlier than the anniversary of this return please show the date here. Companies House will then send a form at the appropriate time.

Day	Month	Year
2 9	0 9	2 0 0 2

Registered Office

Show here the address **at the date of this return.**

*Any change of registered office **must** be notified on form 287.*

COWLEY HOUSE

GUILDFORD STREET

Post town: CHERTSEY

County / Region: SURREY

UK Postcode: K T 1 6 9 B A

Principal business activities

Show trade classification code number(s) for the principal activity or activities.

5552 7415

If the code number cannot be determined, give a brief description of principal activity.

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff

for companies registered in England and Wales

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB

for companies registered in Scotland **DX 235 Edinburgh**

Form revised September 1999

Register of members

If the register of members is not kept at the registered office, state here where it is kept.

CAPITA IRG PLC

BOURNE HOUSE, 34 BECKENHAM ROAD

Post town: BECKENHAM

County / Region: KENT — UK Postcode: B R 3 4 T U

Register of Debenture holders

If there is a register of debenture holders, or a duplicate of any such register or part of it, which is not kept at the registered office, state here where it is kept.

Post town:

County / Region: — UK Postcode:

Company type

Public limited company	X
Private company limited by shares	
Private company limited by guarantee without share capital	
Private company limited by shares exempt under section 30	
Private company limited by guarantee exempt under section 30	
Private unlimited company with share capital	
Private unlimited company without share capital	

Please tick the appropriate box

Company Secretary

Details of a new company secretary must be notified on form 288a.

(Please photocopy this area to provide details of joint secretaries).

* Voluntary details.

If a partnership give the names and addresses of the partners or the name of the partnership and office address.

Usual residential address must be given. In the case of a corporation, or a Scottish firm, give the registered or principal office address.

Name

* Style / Title: MR

Forename(s): RONALD MARTIN

Surname(s): MORLEY

Address: 8 PINEWOOD CLOSE

Post town: IVER HEATH

County / Region: BUCKINGHAMSHIRE — UK Postcode: S L 0 0 9 T

Country: ENGLAND

Name * Style / Title MR

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

Date of birth (Day / Month / Year): 1 4 / 1 0 / 1 9 4 8

Forename(s) MICHAEL JOHN

Surname BAILEY

Address 200 EAST 57TH STREET, APT# PHK

Usual residential address must be given. In the case of a corporation or a Scottish firm, give the registered or principal office address.

Post town NEW YORK

County / Region , NY 10022 UK Postcode

Country UNITED STATES **Nationality** BRITISH

Business occupation COMPANY DIRECTOR

* Voluntary details.

Name * Style / Title MR

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

Date of birth (Day / Month / Year): 0 2 / 0 2 / 1 9 3 3

Forename(s) DENIS PATRICK

Surname CASSIDY

Address 19 ASHBURNHAM CLOSE

Usual residential address must be given. In the case of a corporation or a Scottish firm, give the registered or principal office address.

Post town LONDON

County / Region UK Postcode N 2 0 N H

Country ENGLAND **Nationality** BRITISH

Business occupation COMPANY DIRECTOR

Name * Style / Title: MR

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

Date of birth (Day / Month / Year): 1 9 / 0 7 / 1 9 4 3

Forename(s): PETER EDWARD BLACKBURN

Surname: CAWDRON

Address: THE OLD BAKERY, RECTORY ROAD

Usual residential address must be given. In the case of a corporation or a Scottish firm, give the registered or principal office address.

Post town: GREAT HASELEY

County / Region: OXFORDSHIRE

UK Postcode: O X 4 4 7 J G

Country: ENGLAND

Nationality: BRITISH

Business occupation: COMPANY DIRECTOR

* Voluntary details.

Name * Style / Title: MR

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

Date of birth (Day / Month / Year): 0 9 / 0 8 / 1 9 4 4

Forename(s): ALAIN FRANCOIS

Surname: DUPUIS

Address: 13-3 PLACE ALBERT LEEMANS

Usual residential address must be given. In the case of a corporation or a Scottish firm, give the registered or principal office address.

Post town: BRUSSELS

County / Region:

UK Postcode:

Country: BELGIUM

Nationality: BELGIAN

Business occupation: COMPANY DIRECTOR

Name * Style / Title MRS

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

	Day	Month	Year
Date of birth	14	05	1950

Forename(s) VALERIE FRANCES

Surname GOODING

Address 22 SPENCER ROAD

Usual residential address must be given. In the case of a corporation or a Scottish firm, give the registered or principal office address.

Post town EAST MOLESEY

County / Region SURREY UK Postcode KT8 0SP

Country ENGLAND **Nationality** BRITISH

Business occupation COMPANY DIRECTOR

* Voluntary details.

Name * Style / Title MR

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

	Day	Month	Year
Date of birth	27	12	1956

Forename(s) ANDREW PATRICK

Surname LYNCH

Address THE STABLES, SANDY LANE

Usual residential address must be given. In the case of a corporation or a Scottish firm, give the registered or principal office address.

Post town BETCHWORTH

County / Region SURREY UK Postcode RH3 7AA

Country ENGLAND **Nationality** BRITISH

Business occupation COMPANY DIRECTOR

Name * Style / Title: MR

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

Date of birth (Day / Month / Year): 24 / 10 / 1944

Forename(s): FRANCIS HENRY

Surname: MACKAY

Address: RUSTHALL HOUSE, LANGTON ROAD

LANGTON GREEN

Usual residential address must be given. In the case of a corporation or a Scottish firm, give the registered or principal office address.

Post town: TUNBRIDGE WELLS

County / Region: KENT

UK Postcode: TN3 0BB

Country: ENGLAND

Nationality: BRITISH

Business occupation: COMPANY DIRECTOR

* Voluntary details.

Name * Style / Title:

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

Date of birth (Day / Month / Year): __ / __ / ____

Forename(s):

Surname:

Address:

Usual residential address must be given. In the case of a corporation or a Scottish firm, give the registered or principal office address.

Post town:

County / Region:

UK Postcode:

Country:

Nationality:

Business occupation:

Issued share capital
Enter details of all the shares in issue at the date of this return.

Class (e.g. Ordinary/Preference)	Number of shares issued	Aggregate Nominal Value (i.e. Number of shares issued multiplied by nominal value per share, or total amount of stock)
10P ORDINARY	2,218,611,409	£ 221,861,140.90
Totals	2,218,611,409	£ 221,861,140.90

List of past and present shareholders
(Use attached schedule where appropriate)
A full list is required if one was not included with either of the last two returns.

There were no changes in the period ☐

	on paper	in another format
A list of changes is enclosed	☐	☐
A full list of shareholders is enclosed	X	X

Certificate

I certify that the information given in this return is true to the best of my knowledge and belief.

Signed [signature] **Date** 10/10/2001

† Please delete as appropriate.

† a ~~director~~/secretary

When you have signed the return send it with the fee to the Registrar of Companies. Cheques should be made payable to **Companies House.**

This return includes ☐ continuation sheets.
(enter number)

Please give the name, address, telephone number, and if available, a DX number and Exchange, for the person Companies House should contact if there is any query.

THE SECRETARY, COMPASS GROUP PLC, COWLEY HOUSE, GUILDFORD STREET, CHERTSEY, SURREY,
KT16 9BA

Tel 01932 573000

DX number DX exchange

SECRETARIAT

List of past and present shareholders
Schedule to form 363a

CHFP029

Company Number 4083914

Company Name in full Compass Group PLC

- Changes to shareholders particulars or details of the amount of stock or shares transferred must be completed each year
- You must provide a "full list" of all the company shareholders on:
  - The company's first annual return following incorporation;
  - Every third annual return after a full list has been provided
- List the company shareholders in alphabetical order or provide an index
- List joint shareholders consecutively

Shareholders' details	Class and number of shares or amount of stock held	Shares or amount of stock transferred *(if appropriate)* Class and number of shares or amount of stock transferred	Date of registration of transfer
Name: INSTANT COMPANIES LIMITED Address: 1 MITCHELL LANE, BRISTOL, AVON, ENGLAND UK Postcode: BS1 6BU	£1.00 Ordinary 0	£1.00 Ordinary 1	29/09/2000
Name: LYNCH, ANDREW PATRICK Address: THE STABLES, SANDY LANE, BETCHWORTH, SURREY, ENGLAND UK Postcode: RH3 7AA	£1.00 Ordinary 0	£1.00 Ordinary 1	24/11/2000
Name: LYNCH, ANDREW PATRICK Address: THE STABLES, SANDY LANE, BETCHWORTH, SURREY, ENGLAND UK Postcode: RH3 7AA	10p Ordinary 0	10p Ordinary 10	02/02/2001

CHFP029

List of past and present shareholders (Continued)

Company Number 4083914

Shareholders' details	Class and number of shares or amount of stock held	Shares or amount of stock transferred *(if appropriate)* Class and number of shares or amount of stock transferred	Date of registration of transfer
Name: MORLEY, RONALD MARTIN Address: 8 PINEWOOD CLOSE, IVER HEATH, BUCKINGHAMSHIRE, ENGLAND UK Postcode: SL0 09T	10p Ordinary 0	10p Ordinary 10	02/02/2001
Name: SALOMON BROTHERS INTERNATIONAL LIMITED Address: CITIGROUP CENTRE, 33 CANADA SQUARE, CANARY WHARF, LONDON, ENGLAND UK Postcode: E14 5LB	£1.00 Redeemable 0	£1.00 Redeemable 49,998	30/07/2001
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			